SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2018

and Report of Independent Registered Public Accounting Firm

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Financial Statements

December 31, 2018

Table of contents

Management Report	1
Independent Auditor's Report	7

Audited financial statements

Balance sheet	15
Statement of profit or loss	17
Statement of comprehensive income	18
Statement of changes in equity	19
Statement of cash flows	20
Statement of value added	21
Notes to the financial statements	22
Management statements of the financial statements	88
Statement of executive officers on the report of Independent Registered Public Accounting Firm	89
Audit Committee’s meeting minutes	90
Fiscal council's report	91
Board of Directors’ meeting minutes	92
4Q18 earnings release	93

(A free translation of the original report in Portuguese as published in Brazil)

MANAGEMENT REPORT 2018

Dear Shareholders,

The Management of Gafisa S.A. ("Gafisa" or "Company") submits for your examination the Management Report and the related Financial Statements, accompanied by the Reports of Independent Registered Accounting Firm and Fiscal Council for the fiscal year ended December 31, 2018. The Management Report information is reported on a consolidated basis, unless if specified otherwise, and in accordance with the accounting practices adopted in Brazil and pursuant to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

MESSAGE FROM MANAGEMENT

The Company underwent a restructuring process throughout 2018. In February, the increase in capital in the amount of R$250.8 million was completed, which reduced pressure on cash in that moment. In the end of September, the Company’s management was changed, followed by the implementation of a turnaround strategy aimed at readjusting the structure and expenditures, and included the close down of the branch in Rio de Janeiro, the move of the registered office and review of processes.

The actions that have already been performed and those that will be carried out, in line with the above-mentioned strategy, shall result in a total saving of around R$110 million per year. The main reductions were: (i) headcount, in the order of 50%, which represents a saving of R$45 million/year; (ii) marketing – R$40 million/year (iii) IT – R$18 million/year; (iv) registered office’s move – R$4 million/year; and (v) expenditures on sales stand and points of sale – R$4 million, among others. A portion of such gains has already materialized during November and December 2018, but will become more evident from the following quarters.

The needs for adjustment mapped during the 4Q18, such as the impairment of land, inventories and goodwill on the remeasurement of the investment in Alphaville, and the reversal/entry of provisions, among other adjustments, were recorded in the 4Q18, negatively affecting profit or loss by R$276 million.

Gafisa thus starts the year 2019 adjusted and well positioned to begin a new cycle in the real estate sector. The company has assets of quality and a traditional and well-known trademark. Besides, the pipeline of launches counts on residential ventures located in the city of São Paulo, very appropriate to satisfy market demand, and, for this reason, with expected attractive profitability. The largest volume of ventures is expected to be launched in the second half of 2019.

The Total Saves Value (TSV) in inventory amounts to R$1.2 billion, with higher concentration in residential units located in São Paulo and with higher market liquidity (73% of aggregate TSV in inventory).

Cancelled contracts, which have unbalanced many ventures over several years, have significantly reduced during the year. The monthly average volume of cancelled contracts changed from R$34 million in 2017 to R$19 million in 2018. This downward trend shall continue in 2019, with the approval of the Law that governs cancelled contracts. Under the new legislation, developers may retain up to 50% of the amounts paid by the consumer in case the latter cancels the purchase, providing more legal protection for the sector.

Net debt amounted to R$752 million in December 2018, which represents a reduction of 21% in relation to the closing balance of 2017. Leverage, measured by the ratio of net debt to equity, increased to 153% at the end of 2018, mainly impacted by the loss for the year and recognized impairment. Excluding venture financing, the net debt-to-equity ratio stands at 45%. Funding alternatives have been evaluated to readjust the Company’s capital structure.

The prospects for 2019 are positive, once the macroeconomic scenario is more favorable and the market is already giving signs of recovery. Growth is expected to pick up gradually, sustainably, and aiming at delivering a solid performance and creating value to shareholders and other stakeholders.

OPERATIONAL AND FINANCIAL PERFORMANCE

In the year, launches totaled R$729 million in TSV, divided into six projects, all of which in São Paulo. At the end of December 2018, 55% of the volume launched in the year had already been sold, demonstrating the Company’s assertiveness in selecting its ventures.

Gross sales reached R$1,040 million in 2018.

Cancelled contracts totaled R$228 million, a 45% reduction in relation to 2017, even with a higher volume of delivery in the period, demonstrating a better quality of sales. Net sales thus increased 13% in relation to 2017, recording R$813 million in 2018.

The SoS over the past 12 months reached 40%, up 8 p.p. on the same period of the previous year, boosted by inventory sales and the good performance of launches over the year.

At the end of 2018, inventory showed a 22.5% reduction in relation to the end of 2017, even with a 32% increase in the volume of launches in the period. Gafisa keeps trying to maintain commercial balance between the latest and completed ventures. In December 2018, the inventory of completed units represented 38% of TSV in inventory.

Deliveries totaled 2,354 units with a TSV of R$910 million, divided into 12 projects or phases in 2018. At present, Gafisa has 14 active construction sites and four projects which construction will start in 2019.

In recent years, the Company has taken measures to improve the process of receipt and transfer, seeking to maximize the return of the funds employed in projects. At present, 90% of eligible units are transferred in up to 90 days after the delivery of the venture or certificate of occupancy. In 2018, the transferred TSV totaled R$321 million.

In 2018, net revenues totaled R$960.9 million, a 22% increase in relation to 2017. The increased revenue recognition is a result of the larger sales volume and progress of works in the period.

Gross profit and gross margin were impacted by provisions amounting to R$63.1 million arising from the impairment recognized in certain land, located in the city of Rio de Janeiro, and in units in inventory. Without the effect of such adjustments and capitalized interests, recurring adjusted gross profit amounted to R$ 290.7 million in 2018, which is equivalent to more than double the amount reported in 2017. Adjusted gross margin was 30.3% in 2018, up 12.0 p.p on the margin reported in 2017.

General and administrative expenses changed from R$92.7 million in 2017 to R$57.1 million in 2018; a result of the net reversal of the reserve for bonus for previous and current years, in the amount of R$14.8 million, and the reduction in service and IT expenditures.

Recurring adjusted EBITDA (excluding expenses on contingencies; impairment of inventories, land, software, and loss on Alphaville investment) was positive by R$127 million in 2018 whereas it was negative by R$50.8 million in 2017.

In 2018, the accumulated net financial income (expenses) was negative by R$80.5 million, and in 2017 the net loss amounted to R$107.3 million.

The line item income tax and social contribution was positive by R$24.1 million in 2018, reflecting deferred tax assets of R$26 million arising from the impairment of goodwill accounted in the investment in Alphaville. For this same reason, the provision for IR/CSLL was positive by approximately R$21.8 million in 2018. As a result of the previously discussed effects, the net profit or loss for 2018, excluding the adjustments made in the pricing of inventories, land, and software, and in the goodwill on the interest in Alphaville, as well as the expenditures on contingency, was negative by R$66.2 million, while the net loss for 2017 amounted to R$190.1 million. As of December 31, 2018, the balance of cash, cash equivalents and short-term investments reached R$137.2 million.

At the end of 2018, gross debt reached R$889 million, with substantial decrease of 20% as compared to the end of 2017.

People and Management

We have an experienced team who is at the vanguard of the Brazilian real estate sector. Many of our professionals began their careers in the Company.

Approximately 50% of our leaders were trained in-house, through talent recruiting and training. So even after readjusting the Company’s personnel, we will work hard to obtain results to shareholders, with quality and respect for customers.

Also, occupational safety and accident are central themes for Gafisa. Therefore, we maintain a continuous program of risk identification, prevention and mitigation, which aims, besides preserving the physical integrity of our employees, to offer a basis for a healthier life. For us, investing in safety is a guarantee of wellness in and out of the work environment. We offer training programs to the team in the field (directly related to construction works), as well as to our collaborators of third-party companies, who provide services in our sites and ventures.

The Company has 359 employees (base December 2018).

Research and Development

Gafisa has and encourages multiple fronts focused on innovation. In the end of 2018 Gafisa Service, was created, a business unit aimed at providing services post-warranty, house-up (customization of the unit to be delivered, according to the customer needs) and rental of residential and commercial units, own or of third parties.

House-up services were segmented in three waves:

✓  Ready to move: custom finishing services;

✓  Ready to live: custom finishing, furniture and decoration services;

✓  House-Up after keys: custom services for ready units;

The post-warranty service will also be implemented in three phases, according to the delivery date of the Company’s ventures.

Complementing the sales strategy, rental services are expected to play a significant role as competitive advantage and as factor to win loyalty. These services reflect a market trend and show potential for both monetizing inventories and increasing the margin share of ventures.

CORPORATE GOVERNANCE

Board of Directors

Gafisa’s Board of Directors is the decision-making body responsible for formulating general guidelines and policies for the Company’s business, including its long-term strategies. In addition, the Board also appoints executive officers and supervises their activities.

The decisions of the Board of Directors are taken by the majority vote of its members. In the event of a tie vote, the Chair of the Board of Directors has, in addition to her/his personal vote, to cast a tie-breaking vote.

The current Board is formed by five members, most of whom are independent (80%). The members serve for a unified term of office of two years*, according to the Listing Rules of Novo Mercado, with reelection and removal being permitted by shareholders in Shareholders’ Meeting.

The members of Board of Directors are shown in the following table.

Name	Position	Election Date	Term of Office
Augusto Marques da Cruz Filho	Effective Member and Chair of the Board of Directors	2.17.2019	ESM APRIL/19
Antonio Carlos Romanoski	Effective Member	3.27.2019	ESM APRIL/19
Pedro Carvalho de Mello	Effective Member	9.25.2018	ESM APRIL/19
Thomas Cornelius Azevedo Reichenheim CCCcReichenheimReichenheim	Effective Member	3.15.2019	ESM APRIL/19
Roberto Luz Portella	Effective Member	3.15.2019	ESM APRIL/19

*The election of members to the Board of Directors was held by multiple vote, and, according to the Company’s Articles of Incorporation, there is no alternate. Accordingly, under the terms of paragraph 3 of Law 6404/76, when a Board seat becomes vacant, a new election of members shall be held, which will take place in the next ESM, scheduled for April 15, 2019.

Fiscal Council

Gafisa’s Articles of Incorporation provide for a non-permanent Fiscal Council, the Shareholders’ Meeting being able to determine its installation and members, as provided in the Law. The Fiscal Council, when installed, will comprise three to five members, and an equal number of alternates.

The operations of the Fiscal Council, when installed, ends in the first Annual Shareholders’ Meeting (ASM) held after its installation, the re-election of its members being permitted. The compensation of fiscal council members is set at the Shareholders’ Meeting that elect them.

In the ASM held on April 28, 2018, the Fiscal Council was again installed, and it will operate until the next Annual Shareholders’ Meeting of the Company to be held in April 2019. On November 30, 2018, an ESM was held aimed at electing three members and their respective alternates to the Fiscal Council, for a term of office up to the ASM of 2019.

The members of the Fiscal Council elected on November 30, 2018 are as follows.

NAME	POSITION	ELECTION DATE	TERM OF OFFICE
Olavo Fortes Campos Rodrigues Junior	Effective Member	11.30.2018	ASM 2019
Marcelo Martins Louro	Effective Member	11.30.2018	ASM 2019
Fabio N S Mansur	Effective Member	11.30.2018	ASM 2019
Thiago Fukushima	Alternate	11.30.2018	ASM 2019
Eliane de Jesus Santana	Alternate	11.30.2018	ASM 2019
Rafael Calipo Ciampone	Alternate	11.30.2018	ASM 2019

Executive Management

The Executive Management is the Company’s body mainly responsible for managing and daily monitoring the general policies and guidelines established at the Shareholders’ Meeting and Board of Directors.

Gafisa’s Executive Management shall be composed of a minimum of two and a maximum of eight members, including the CEO, the CFO and the IR Officer, elected by the Board of Directors for a three-year term of office, reelection being permitted, as established in the Articles of Incorporation. In the current term of office, six members comprise the Executive Management:

Name	Position	Date of last investiture	Term of Office
Roberto Luz Portella	CEO, CFO and IR Officer	3.27.2019	3.26.2022
Eduardo Larangeira Jácome	COO	3.27.2019	3.26.2022

Committees

The Company has two advisory committees of the Board of Directors, of permanent and statutory character, which are required to comprise three independent members of the Board of Directors.

▪  Corporate Governance and Compensation Committee: originated from joining the Compensation Committee with the Appointment and Corporate Governance Committee, this committee accumulate the competences of these former committees and is aimed at periodically analyzing and reporting on matters related to the size, identification, selection and qualification of the Board of Directors, Executive Management and candidates appointed to serve on the Board and its Committees, prepare and recommend Governance principles applicable to the Company, and evaluate and make recommendations to the Board members on the compensation policies and all types of bonus to be offered to the Executive Officers and other employees of the Company. At present, it is presided by Thomas Cornelius Azevedo Reichenheim, and also relies on Augusto Marques da Cruz Filho and Pedro Carvalho de Mello as members.

▪  Audit Committee: is responsible for planning and reviewing the Company’s annual and quarterly reports and accounting, the auditor’s involvement in the process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal controls is maintained. This Committee shall be comprised of members who have experience in the matters related to accounting, audit, finance, taxation, and internal controls, and one of its members shall have vast experience in accounting and financial management. At present, it is presided by Pedro Carvalho de Mello, with Augusto Marques da Cruz Filho and Thomas Cornelius Azevedo Reichenheim serving as members.

The Company also has three advisory committees of the Board of Directors, non-statutory, composed of the Officers and Managers of the Company:

▪  Executive Ethics Committee: it has the duty to monitor the practices adopted by the whole organization, assuring that they are compatible with the beliefs and values that represent Gafisa and the principles and guidance on conduct established in the Code of Ethics. This Committee is supervised by the Audit Committee.

▪  Executive Investment Committee: it has the duty to analyze, discuss and recommend the acquisition of new real estate and launches of real estate; provide advisory to Officers in the negotiation of new contracts and project structuring; keep up with the approval of budgets and cash flow; and, in special cases, participate in the negotiation and structuring of new agreement types. This Committee is only composed of the Statutory Officers of the Company.

▪  Executive Finance Committee: works evaluating and providing recommendations to the Board members on the Company’s risk policies and financial investments. This Committee is composed of the Statutory Officers of the Company.

Dividends, Shareholders Rights and Share Data

In order to protect the interest of all shareholders equally, the Company establishes that, according to the effective legislation and the best governance practices, the following rights are entitled to Gafisa’s shareholders:

▪  vote in annual or extraordinary Shareholders' Meeting, and make recommendations and provide guidance to the Board of Directors on decision making;

▪  receive dividends and participate in profit sharing or other share-related distributions, in proportion to their interests in capital;

▪  supervise Gafisa's management, according to its Articles of Incorporation, and step down from the Company in the cases provided in the Brazilian Corporate Law; and

▪  receive at least 100% of the price paid for common share of the controlling stake, according to the Listing Rules of Novo Mercado, in case of public offering of shares as a result of the disposal of the Company's control.

Under the terms of article 47, paragraph 2 (b) of Articles of Incorporation, the balance of net income for the year, calculated after the deductions provided in the Articles of Incorporation and adjusted according to article 202, of the Brazilian Corporate Law, will have 25% of it allocated to the payment of mandatory dividend to all shareholders of the Company.

Considering that the Company recognized loss for the year ended December 31, 2018, there is no proposal for allocation of net income and dividend distribution.

CAPITAL MARKETS

The Company has diluted capital, its shares are traded in the Brazilian market and abroad through American Depositary Receipt (ADR). From December 17, 2018, Gafisa’s shares are no longer listed on the New York Stock Exchange (NYSE), and its ADRs started to be traded Over the Counter (OTC). The Company’s delisting process was approved in the meeting of the Board of Directors held on November 26, 2018. The rationale behind this decision is supported by the weighing of the costs against the benefits inherent in the ADR program.

In 2018, we reached an average daily trading volume of R$16.7 million in B3 and US$ 271 thousand in NYSE/OTC.

The Company’s shares ended the year 2018 quoted at R$16.90 (GFSA3) and US$8.56 (GFASY).

Independent Registered Public Accounting Firm

The Company’s policy on commissioning non-external audit services to independent auditors is based on principles that preserve their autonomy. These internationally accepted principles consist of the following: (a) the auditor cannot audit its own work, (b) the auditor cannot function in the role of management in its client, and (c) the auditor cannot promote the interests of its client.

According to Article 2 of CVM Instruction 381/03, Gafisa informs that BDO RCS Auditores Independentes, the independent registered accounting firm of the Company and its subsidiaries, did not provide services other than independent audit in 2018.

Management Statement

The Executive Management declares, in compliance with article 25, paragraph 1, items V and VI, of CVM Instruction 480/2009, that it revised, discussed and agrees with the Financial Statements contained in this Report and the opinion issued in the report of Independent Registered Accountants on them.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, customers, suppliers, partners, shareholders, financial institutions, government entities, regulatory bodies and other stakeholders for the support received throughout 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To

Shareholders, Board Members and Management of

Gafisa S.A.

São Paulo - SP

Opinion on the individual and consolidated financial statements prepared in accordance with Brazilian accounting practices and with the International Financial Reporting Standards (IFRS), applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (CVM)

We have audited the accompanying individual and consolidated financial statements of Gafisa  S.A. (“Gafisa” or “Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2018, and the respective statement of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended, as well as the corresponding explanatory notes to the financial statements, including a summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as at December 31, 2018, its financial performance and cash flows for the year then ended, in accordance with Brazilian accounting practices, applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (CVM).

Opinion on the consolidated financial statements

In our opinion, the accompanying  consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. and its subsidiaries as at December 31, 2018, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS) applicable to Brazilian real estate development entities registered with the Brazilian Securities Commission (CVM).

Basis for opinion on the individual and consolidated statements

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Association of Accountants (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

Accounting practices adopted in Brazil applicable to real estate development entities in Brazil, registered with the CVM

As described in Note 2.1, the individual and consolidated financial statements have been prepared in accordance with the Brazilian accounting practices and with the International Financial Reporting Standards (IFRS), applicable to Brazilian real estate development entities, registered with the CVM. Accordingly, the determination of the accounting policy to be adopted by entity, on recognition of revenue from purchase and sale of real estate unit in progress, on aspects related to transfer of control, based on the understanding expressed by CVM in the Ofício-Circular/CVM/SNC/SEP 02/2018 on the application of NBC TG 47 (IFRS 15). Our opinion is not qualified in respect to this matter.

Key audit matters

Key audit matters are those matter that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Compliance with the contractual terms of loan and financing contracts

The Company and its subsidiaries have many loan and financing contracts totaling R$ 560,599 thousand and R$ 623,746 thousand, in the Company and consolidated, respectively, for developing real estate ventures and enhancing working capital. Certain contracts have guarantee clauses, such as fiduciary assignment of receivables and debt acceleration, which involves the compliance with certain financial ratios and other conditions that establish, among others, the approval from financial institutions of changes in the control of ownership interests and veto of the assignment by the Company and/or subsidiaries of receivables and obligations already provided as guarantee to the respective financial institutions.

As mentioned in Note 12, in some situations debts were reclassified into short-term liabilities as a result of the breach of contractual obligations, and Management, based on its understanding and that of legal counsel, understands that there is no impact on cross-acceleration clauses.

Additionally, Management and its legal counsel interpret that for certain contracts with financial institutions the lack of notification by the creditor until the date of approval of the financial statements entitle the Company the unconditional right to keep the deferral of the settlement based on the terms agreed in contracts.

Considering the complexity of the judgment in the interpretation of contracts with some financial institutions, the need for robust and timely internal controls, and the relevance of this matter to the Company’s liquidity risk, we consider it a key audit matter in our audit.

How the matter was addressed in the audit

Our audit procedures included, among others:

▪  Reading loan and financing contracts;

▪  Issue letter and receipt of external confirmation of the balances recorded in the financial statements;

▪  Understanding the management’s analysis of the restrictive covenants and the consistency of the application of such understanding in relation to the financial statements disclosed in prior periods;

▪  Obtaining the opinion of the Company’s external legal counsel on certain transaction; and

▪  Recalculation of financial covenants and evaluation of compliance.

During the audit process we identified weaknesses in the internal controls related to the solidity of the monitoring of restrictive covenants, regarding the incomplete formalization of covenant monitoring, fact which reveals the need for review and improvement in internal controls.

The results achieved by the above-mentioned audit procedures are consistent with Management’s evaluation reported in the disclosures of the Notes, in the context of the individual and consolidated financial statements taken as a whole.

Revenue recognition of the real estate units sold in construction phase, and measurement of the allowance for cancelled contracts	How the matter was addressed in the audit

As mentioned in Note 2.2.2, revenue recognition, the Company applied NBC TG 47 (IFRS 15) – Revenue from contracts with customers, including the guidance contained in Ofício-Circular CVM/SNC/SEP 02/2018, related to the sale of units not yet completed, in which revenue is recognized over time (overtime method), with measurement through the progress of budgeted costs in relation to the estimated costs of each real estate venture (percentage of completion – PoC).

After meeting the criterias for beginning the revenue recognition described in the Company’s accounting policy, management periodically reassess the risk of cash inflow, for each contract of real estate unit sold and not yet delivered to the customer. In the period when there is uncertainty and cash inflow is no longer probable, the Company discontinue the revenue recognition of customer and reverses the amounts that have been recorded since the signature date of the purchase and sale contract, and recognizes as allowance for cancelled contracts considering any amount that has already been received, with the applicable contractual and legal deductions.

We consider these matters as significant in our audit because of the potential effects involved in the financial statements, requiring robust internal controls for the process of preparation and budgets of each real estate venture, requiring ongoing monitoring, as they are the basis for recognition of revenues from sale of real estate units in construction phase, and use of specific assumptions to try to timely identify the uncertainty risk regarding cash inflows, and, consequently, measurement and record of allowance for cancelled contracts.

Our audit procedures included, among others:

Recognition of revenue from real estate units not yet completed

▪  Evaluation of the internal control environment for revenue recognition;

▪  Test of relevant review controls and approval controls of budget and update of the receivables portfolio;

▪  Test, using sampling method, of sales contracts of real estate units for understanding the established terms and conditions;

▪  Understanding and tests, using sampling method, of the budgets, and analysis of the portion of costs to be incurred as compared to the stage of completion of the ventures selected for testing;

▪  Test, using sampling method, of incurred expenses through the supporting documentation identified by venture;

▪  Visit to some real estate ventures for understanding the physical and financial progress of construction, and verification of possible specific risk; and

▪  Recalculation of revenue recognized based on the information extracted from the approved budgets by the engineer responsible for the venture.

Measurement of the allowance for cancelled contract

▪  Understanding of internal controls and test of the data basis of real estate unit sold, and analysis regarding the existence of default, and requests for contract cancellation under analysis or finalized;

▪  Evaluation of the assumptions adopted by the Company to identify the risk of uncertainty about cash inflow;

▪  Test of derecognition of revenue, costs, allowance for cancelled contracts payable, and recorded inventory amount; and

▪  Evaluation of the effective cancelled contracts occurred in subsequent period that could have not been considered in the allowance.

The results achieved by the above-mentioned audit procedures are consistent with the Management’s evaluation reported in the disclosures of Notes, without identification of adjustments or relevant weakness in internal controls

Provisions and contingent liabilities	How the matter was addressed in the audit

As mentioned in Notes 2.2.22 (i) and 16, the Company and its subsidiaries are parties to a large number of lawsuits and administrative proceedings in civil, labor and tax levels, that arise in the ordinary course of their businesses.

Given the number of claims, Management adopts the criteria for recognizing provision for claims from the first unfavorable decision awarded to the Company, and, in cases of individually material claims, analyses by case.

Due to the number of claims, the criteria established for timely identifying the need for recognizing a provision and the existence of significant judgments involved in the process of evaluation and measurement of provisions, and disclosures of contingent liabilities, we considered it a key audit matter.

Our audit procedures included, among others:

▪ Understanding of the policy on recognition of provision for contingencies adopted by the Company and its subsidiaries, as well as the performance of tests, using sampling method, of relevant internal controls to ensure that the criteria established in the policy have been applied;

▪ Receipt and evaluation of the letter from legal counsel informing the claims to which the Company and its subsidiaries are parties in administrative or legal dispute;

▪ Discussion with internal counsel and governance bodies for understanding the existence of significant matters not recorded in the books or mentioned in the Notes; and

▪ Comparison of the total contingencies mentioned by the Company’s legal counsel which outflow of funds is considered probable with the accounting provision reported in the financial statements as of December 31, 2018, and analysis of the disclosures of contingent liabilities.

During the audit process, there was the need for adjustments that affected the measurement and disclosure of the provision for contingencies, which were recorded and disclosed by management. These adjustments also reveal the need for review and improvement in internal controls.

Evaluation of the recoverability of non-financial assets – goodwill on investment in Alphaville and land that is not included in the business plan for future developments	How the matter was addressed in the audit

The Company records the amount of R$ 161,100 thousand, net of provision for impairment, as of December 31, 2018, related to the goodwill on the investment in Alphaville Urbanismo S.A., which is based on expected future economic benefit of the associate. In the process of measurement of  recoverable amount, Management uses complex judgements, mostly based on internally-developed assumptions and over a period longer than that formally set in the investee’s approved business plan.

As to land available for sale, which is recorded, net of provisions for recoverable amount, in the amounts of R$ 74,842 thousand and R$ 78,148 thousand, in the individual and consolidated statements, respectively, there are relevant assumptions on measurement at recoverable amount and maintenance of such assets for a long period in the Company.

Considering that the change in the adopted assumptions may give rise to significant effects on the evaluation and impacts on the individual and consolidated financial statements, we consider the above-mentioned issues key audit matters.

Our audit procedures included, among others:

Goodwill on the investment in Alphaville

▪  We analyzed the competence and objectivity of the external experts commissioned by management;

▪  We included our specialists to evaluate the model and reasonableness of the adopted assumptions and arithmetic recalculation, as well as to compare the data used with the comparable observable data;

▪  Confirmation of observable data through the data sources mentioned in the report of external specialists;

▪  Analysis of the financial performance considered in the model, with prior periods (history) in face of the expectation of change in the economic scenario reported by Management;

▪  Comparison with the consistency of the Business Plan provided with the model prepared for goodwill recoverability; and

▪  Evaluation of the consistency of the adopted methodology and assumptions with those adopted in the previous year.

Land that is not included in the business plan for future developments

▪  Understanding of the adopted assumptions and evaluation of the reasonableness and consistency of the adopted data and assumptions;

▪  Comparison of the information with observable data;

▪  Analysis of the mathematical accuracy of arithmetic calculations, and comparison with the accounting balance.

During the audit process we identified weaknesses in the internal controls regarding the formalization of some relevant assumptions, fact that reveals the need for review and improvement in the internal controls associated with such items, however, without material adjustments to be recorded.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company’s management, and presented as supplementary information for IFRS purposes, were submitted to the audit procedures performed in conjunction with the audit of the financial statements. In order to form our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their formats and contents follow the criteria established in the NTC TG 09 – Statement of Value Added. In our opinion, the accompanying statements of value added have been properly prepared, in all material respects, according to the criteria established in this Technical Pronoucement and are consistent with the individual and consolidated financial statements taken as a whole.

Audit of prior-year information

The individual and consolidated financial statements corresponding to the year ended December 31, 2017 have been previously audited by other independent auditors, who issued the report dated March 8, 2018, without qualification. Due to the adjustments related to the recognition of the provision for cancelled contracts at the time of the adoption of Ofício-Circular/CVM/SNC/SEP/ 02/2018, which provides for the revenue recognition in contracts for purchase and sale of real estate unit not yet completed in the Brazilian publicly-held companies of the real estate development sector, retrospectively adopted by the Company, as described in Note 3.1 to the financial statements, changes were made in certain balances of the individual and consolidated statements of financial position, profit or loss, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, presented for comparison purposes. Additionally, as part of our audit of individual and consolidated financial statements of 2018, we have also audited the adjustments described in Note 3.1 to the financial statements for individual and consolidated balance sheet as of January 1, 2017. In our opinion, both adjustments made to the balances as of December 31, 2017 and January 1, 2017 are appropriate and have been correctly made. We were not engaged to audit, review or apply any other procedure related to the individual and consolidated financial statements of the Company as of December 31, 2017 and January 1, 2017, and, accordingly, we do not express an opinion or provide any assurance on such financial statements taken as a whole.

Other information that accompany the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for this other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report, and, in doing so, consider whether the report ismaterially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsabilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and with the International Financial Reporting Standards (IFRS), applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (CVM), and for such internal controls as management determines is necessary to enable the preparation of financial statements free from material misstatement, whether due to fraud or error.

In the preparation of the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as going concern disclosing, as applicable, matters related to going concern and using going concern of basis accounting in the preparation of the financial statements, unless Management either intends to liquidate the Company and its subsidiaries, or cease their operations, or has no realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are those with responsibility for overseeing the process of preparation of the financial statements.

Auditor’s responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report including our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could be reasonably be expected to influence the economic decisions of users taken on the basis of such financial statements.

As part of the audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪  Identify and assess risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, once fraud may involve collusion, forgery, intentional omissions, misrepresentations and the override of internal control.

▪  Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

▪  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

▪  Conclusion on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubts on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

▪  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

▪  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal control that we identify during our audit.

We also provide to those charged with governance with a statement that we have complied with relevant ethical requirements, including the applicable independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless the law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 28, 2019.

BDO RCS Auditores Independentes SS – CRC 2 SP 013846/O-1

Julian Clemente - Accountant CRC 1 SP 197232/O-6

Gafisa S.A.

Balance Sheet

Years ended December 31, 2018 and 2017

(In thousand of Brazilian Reais)

		Company			Consolidated
	Notes	2018	2017	01/01/2017	2018	2017	01/01/2017

			(Restated)			(Restated)
Current assets
Cash and cash equivalents	4.1	29,180	7,461	19,811	32,304	28,527	29,534
Short-term investments	4.2	102,827	110,945	163,562	104,856	118,935	223,646
Trade accounts receivable	5	391,557	261,353	213,535	467,992	374,886	411,838
Properties for sale	6	705,123	861,845	1,066,032	890,460	990,286	1,318,555
Receivables from related parties	21.1	26,619	28,059	46,187	64,660	51,890	57,455
Derivatives financial instruments	20.i.b	-	404	-	-	404	-
Prepaid expenses	-	2,183	5,030	2,102	2,668	5,535	2,548
Land for sale	8.1	74,842	44,997	3,306	78,148	102,352	3,306
Assets held for sale	-	-	-	439,020	-	-	1,189,011
Other assets	7	35,396	47,640	39,280	42,283	58,332	49,336
Total current assets		1,367,727	1,367,734	1,992,835	1,683,371	1,731,147	3,285,229

Non-current assets
Trade accounts receivable	5	155,421	160,602	225,270	174,017	199,317	271,322
Properties for sale	6	139,804	289,162	535,376	198,941	339,797	592,975
Receivables from related parties	21.1	28,409	22,179	25,529	28,409	22,179	25,529
Derivatives financial instruments	-	-	-	9,030	-	-	9,030
Other assets	7	92,607	62,152	156,358	95,194	64,172	58,917
		416,241	534,095	951,563	496,561	625,465	957,773

Investments	9	1,407,516	1,598,153	2,116,509	314,505	479,126	799,911
Property and equipment	10	17,284	19,719	21,720	20,073	22,342	23,977
Intangible assets	11	10,999	17,430	27,778	11,770	18,280	28,228
		1,435,799	1,635,302	2,166,007	346,348	519,748	852,116

Total non-current assets		1,852,040	2,169,397	3,117,570	842,909	1,145,213	1,809,889

Total assets		3,219,767	3,537,131	5,110,405	2,526,280	2,876,360	5,095,118

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Balance Sheet

Years ended December 31, 2018 and 2017

(In thousand of Brazilian Reais)

		Company			Consolidated
	Notes	2018	2017	01/01/2017	2018	2017	01/01/2017
			(Restated)			(Restated)

Current liabilities
Loans and financing	12	252,919	425,605	639,733	285,612	481,073	669,795
Debentures	13	62,783	88,177	314,139	62,783	88,177	314,139
Obligations for purchase of properties and advances from customers	17	82,264	132,098	146,522	113,355	156,457	205,388
Payables for goods and service suppliers	-	116,948	85,690	61,177	119,847	98,662	79,120
Taxes and contribuitions	-	45,667	32,114	35,819	57,276	46,430	51,842
Salaries, payroll charges and profit sharing	-	6,128	25,997	28,041	6,780	27,989	28,880
Provision for legal claims and commitments	16	138,201	116,314	79,054	138,201	116,314	79,054
Obligations assumed on the assignment of receivables	14	18,554	23,953	24,907	25,046	31,001	34,698
Payables to related parties	21.1	939,603	971,002	1,073,255	56,164	63,197	85,611
Derivatives financial instruments	-	-	-	5,290	-	-	5,290
Other payables	15	156,498	126,204	69,640	173,951	146,943	88,901
Liabilities related to assets of discontinued operations	-	-	-	-	-	-	651,812
Total current liabilities		1,819,565	2,027,154	2,477,577	1,039,015	1,256,243	2,294,530

Non-current liabilities
Loans and financing	12	307,680	336,525	367,197	338,135	416,112	516,505
Debentures	13	202,883	119,536	137,129	202,883	119,536	137,129
Payables for purchase of properties and advances from customers	17	151,835	137,192	90,311	196,076	152,377	90,309
Deferred income tax and social contributions	19	49,372	74,473	100,405	49,372	74,473	100,405
Provision for legal claims and commitments	16	152,863	79,129	79,288	155,608	82,063	83,904
Obligations assumed on the assignment of receivables	14	26,090	44,859	50,906	32,140	53,392	64,332
Other payables	15	18,162	7,041	13,218	19,860	7,095	11,502
Total non-current liabilities		908,885	798,755	838,454	994,074	905,048	1,004,086

Equity
Capital	18.1	2,521,319	2,521,152	2,740,662	2,521,319	2,521,152	2,740,662
Treasury shares	18.1	(58,950)	(29,089)	(32,524)	(58,950)	(29,089)	(32,524)
Capital reserves and reserve for granting stock options	-	337,351	85,448	81,948	337,351	85,448	81,948
Accumulated losses	18.2	(2,308,403)	(1,866,289)	(995,712)	(2,308,403)	(1,866,289)	(995,712)
		491,317	711,222	1,794,374	491,317	711,222	1,794,374
Non-controlling interests		-	-	-	1,874	3,847	2,128
Total equity		491,317	711,222	1,794,374	493,191	715,069	1,796,502
Total Liabilities and equity		3,219,767	3,537,131	5,110,405	2,526,280	2,876,360	5,095,118

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2018 and 2017

(In thousand of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2018	2017	2018	2017
			(Restated)		(Restated)
Continuing operations
Net operating revenue	22	832,328	616,615	960,891	786,174

Operating costs
Real estate development and sales of properties	23	(713,836)	(720,281)	(846,169)	(906,486)

Gross profit (loss)		118,492	(103,666)	114,722	(120,312)

Operating (expenses) income
Selling expenses	23	(73,233)	(75,985)	(84,431)	(87,568)
General and administrative expenses	23	(41,947)	(67,266)	(57,089)	(92,713)
Income from equity method investments	9	(50,929)	(256,870)	(15,483)	(204,863)
Depreciation and amortization	10 and 11	(19,931)	(56,634)	(21,290)	(57,522)
Loss on realization of investiment stated at fair value	9.iii	(112,800)	(101,953)	(112,800)	(101,953)
Other income (expenses), net	23	(181,010)	(101,976)	(186,135)	(109,597)

Loss before financial income and expenses and income tax and social contribution		(361,358)	(764,350)	(362,506)	(774,528)

Financial expense	24	(101,562)	(146,624)	(100,074)	(137,001)
Financial income	24	18,294	26,627	19,553	29,733

Loss before income tax and social contribution		(444,626)	(884,347)	(443,027)	(881,796)

Current income tax and social contribution		-	-	(3,349)	(2,832)
Deferred income tax and social contribution		25,100	25,932	25,100	25,932

Total income tax and social contribution	19.i	25,100	25,932	21,751	23,100

Net loss from continuing operations		(419,526)	(858,415)	(421,276)	(858,696)

Net income (loss) from discontinued operations	8.2	-	98,175	-	98,175

Net loss for the year		(419,526)	(760,240)	(421,276)	(760,521)

(-) Attributable to:
Non-controlling interests		-	-	(1,750)	(281)
Owners of the parent		(419,526)	(760,240)	(419,526)	(760,240)

Weighted average number of shares (in thousands)	27	41,147	26,891

Basic earnings (loss) per thousand shares - In Reais	27	(10.196)	(28.271)
From continuing operations		(10.196)	(31.922)
From discontinued operations		-	3.651

Diluted earnings (loss) per thousand shares - In Reais	27	(10.196)	(28.271)
From continuing operations		(10.196)	(31.922)
From discontinued operations		-	3.651

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of comprehensive income (loss)

Years ended December 31, 2018 and 2017

(In thousand of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2018	2017	2018	2017
		(Restated)		(Restated)
Net loss for the year	(419,526)	(760,240)	(421,276)	(760,521)

Total comprehensive income for the year, net of taxes	(419,526)	(760,240)	(421,276)	(760,521)

Attributable to:
Owners of the parent	(419,526)	(760,240)	(419,526)	(760,240)
Non-controlling interests	-	-	(1,750)	(281)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

		Attributed to Owners of the Parent
					Income reserve
	Notes	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments		Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balances at December 31, 2016		2,740,662	(32,524)	81,948	-	-		(861,761)	1,928,325	2,128	1,930,453

Inicial adoption CPC 47 and 48	3.1	-	-	-	-	-		(133,951)	(133,951)	-	(133,951)
Balances at January 01, 2017		2,740,662	(32,524)	81,948	-	-		(995,712)	1,794,374	-	1,796,502
Capital decrease	18.1	(219,510)	-	-	-	-		(107,720)	(327,230)	-	(327,230)
Stock option plan	18.3	-	-	3,500	-	-		-	3,500		3,500
Treasury shares sold	18.1	-	3,435	-	-	-		(2,617)	818	-	818
Write-off discontinued operations (a)	-	-	-	-	-	-		-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	-		(760,240)	(760,240)	(281)	(760,521)

Balances at December 31, 2017 (Restated)		2,521,152	(29,089)	85,448	-	-		(1,866,289)	711,222	3,847	715,069

Capital increase	18.1	167	-	250,599	-	-		-	250,766	-	250,766
Stock option plan	18.3	-	-	1,304	-	-		-	1,304	-	1,304
Treasury shares sold	18.1	-	2,351	-	-	-		(1,525)	826	-	826
Share repurchase program	18.1	-	(32,212)		-	-		(21,063)	(53,275)	-	(53,275)
Reserve constituition	-	-	-	-	-	-		-	-	(223)	(223)
Net loss for the year	-	-	-	-	-	-		(419,526)	(419,526)	(1,750)	(421,276)

Balances at December 31, 2018		2,521,319	(58,950)	337,351		-	-	(2,308,403)	491,317	1,874	493,191

(a)      Amount regarding the write-off of the debt balance of non-controlling interests related to Construtora Tenda S.A, in view of the spin-off of the Companies (Notes 1 and 8.2),

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

	Company		Consolidated
	2018	2017	2018	2017
Operating activities		(Restated)	(Restated)

Profit (loss) before income tax and social contribution	(444,626)	(884,347)	(443,027)	(881,796)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	19,931	31,158	21,290	32,046
Stock option expense (Note 18.3)	1,927	4,964	1,927	4,964
Unrealized interests and charges, net	4,703	33,193	11,156	46,168
Warranty provision (Note 15)	(4,130)	(3,498)	(4,130)	(3,498)
Provision for legal claims and commitments (Note 16)	172,103	107,635	172,432	107,848
Provision for profit sharing (Note 25 (iii))	(14,750)	13,375	(14,750)	13,375
Allowance for doubtful accounts and cancelled contracts (Note 5)	(41,828)	(187,283)	(41,827)	(187,283)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	15,479	136,191	(74,689)	136,191
Income from equity method investments (Note 9)	50,929	256,870	15,483	204,863
Financial instruments (Note 20)	(763)	(818)	(763)	(818)
Write-off of goodwill based on inventory surplus (Notes 6 and 9)	462	-	-	-
Write-off of goodwill from remeasurement of investment in associate (Note 9)	112,800	101,953	112,800	101,953
Write-off of goodwill on acquisition of subsidiary (Note 9)	-	25,476	-	25,476
Assignment of shares (Note 9)	-	-	28,289	-

Decrease/(increase) in operating assets
Trade accounts receivable	(149,919)	175,753	(95,740)	260,090
Properties for sale and land available for sale	290,106	272,519	339,575	346,210
Other assets	(24,546)	(3,191)	(15,880)	(9,317)
Prepaid expenses	2,847	(2,928)	2,867	(2,987)

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(35,191)	32,457	597	13,137
Taxes and contributions	13,553	(3,705)	10,846	(5,412)
Payables for goods and service suppliers	40,983	24,564	32,732	18,683
Salaries, payroll charges and profit sharing	(5,119)	(15,425)	(6,459)	(14,266)
Other payables	(2,025)	(31,331)	(3,434)	(20,341)
Transactions with related parties	(24,379)	53,170	(14,497)	(27,548)
Paid taxes	-	-	(3,348)	(2,832)
Cash from (used) in operating activities related to discontinued operations	-	-	-	51,959
Cash and cash equivalents from operating activities	(21,453)	136,752	31,450	206,865

Investment activities
Acquisition of property and equipment, and intangible assets (Notes 10 and 11)	(11,065)	(18,809)	(12,511)	(20,463)
Increase in short-term investments	(1,036,014)	(981,406)	(1,090,796)	(1,079,167)
Redemption of short-term investments	1,044,131	1,034,023	1,104,875	1,183,878
Investments	(7,629)	(2,598)	(4,629)	(2,598)
Transaction costs related to the transaction of spin-off of Gafisa and Tenda (Note 8.2)	-	(9,545)	-	(9,545)
Proceeds from the exercise of preemptive rights	-	219,510	-	219,510
Proceeds from the refund for Tenda’s capital	-	105,170	-	105,170
Cash from investing activities related to discontinued operations	-	-	-	48,663
Cash from investing activities	(10,577)	346,345	(3,061)	445,448

Financing activities
Increase in loans, financing and debentures	367,934	356,097	412,768	453,370
Payment of loans, financing and debentures - principal	(415,059)	(732,276)	(528,252)	(870,472)
Payment of loans, financing and debentures - interest	(101,156)	(145,369)	(111,157)	(161,734)
Assignment of receivables	-	21,379	-	21,513
Payables to venture partners	-	(1,140)	-	(1,237)
Loan transactions with related parties	(1,289)	5,044	(1,289)	5,044
Disposal of treasury shares (Note 18.1)	(47,448)	818	(47,448)	818
Capital increase	167	-	167	-
Subscription and payment of common shares	250,599	-	250,599	-
Cash from (used in) the financing activities related to discontinued operations	-	-	-	24,089
Cash and cash equivalents used in financing activities	53,748	(495,447)	(24,612)	(528,609)

(-) Net change in cash and cash equivalents related to discontinued operations	-	-	-	(124,711)

Net increase/(decrease) in cash and cash equivalents	21,718	(12,350)	3,777	(1,007)

Cash and cash equivalents
At the beginning of the year	7,641	19,811	28,527	29,534
At the end of the year	29,179	7,461	32,304	28,527

Net increase (decrease) in cash and cash equivalents	21,718	(12,350)	3,777	(1,007)

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

‘

The accompanying notes are an integral part of these financial statements.

	Controladora		Consolidado

	2018	2017	2018	2017
		(Reapresented)		(Reapresented)

Revenues	913,648	682,914	1,048,145	858,640
Real estate development and sales	871,820	495,631	1,006,317	671,357
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	41,828	187,283	41,828	187,283
Inputs acquired from third parties (including taxes on purchases)	(943,711)	(839,373)	(1,075,054)	(1,013,885)
Operating costs - Real estate development and sales	(616,400)	(643,937)	(733,265)	(789,971)
Materials, energy, outsourced labor and other	(214,511)	(166,182)	(228,989)	(194,660)
Profit or loss of discontinued operations	-	98,175	-	98,175
Loss on realization of investment measured at fair value	(112,800)	(127,429)	(112,800)	(127,429)

Gross value added	(30,063)	(156,459)	(26,909)	(155,245)

Depreciation and amortization	(19,931)	(31,158)	(21,290)	(32,046)

Net value added produced by the entity	(49,994)	(187,617)	(48,199)	(187,291)

Value added received on transfer	(32,635)	(230,243)	4,070	(175,130)
Income from equity method investments	(50,929)	(256,870)	(15,483)	(204,863)
Financial income	18,294	26,627	19,553	29,733

Total value added to be distributed	(82,629)	(417,860)	(44,129)	(362,421)

Value added distribution	(82,629)	(417,860)	(44,129)	(362,421)
Personnel and payroll charges	63,730	82,840	75,300	94,180
Taxes and contributions	69,643	32,910	81,339	44,556
Interest and rents	203,524	226,630	218,758	259,083
Retained earnings attributable to noncontrolling interests	-	-	1,750	281
Incurred losses	(419,526)	(760,240)	(421,276)	(760,521)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

On November 26, 2018, the Board of Directors approved the delisting of shares on the New York Stock Exchange (NYSE), aimed to perform the migration of the American Depositary Receipts (ADR) Program from Level 3 to Level 1, and the cancellation of the registry with the SEC. On December 7, 2018, Form 25 was filed with the SEC, with copy to the NYSE, for voluntary delisting of the American Depositary Shares (ADSs), represented by the ADRs of the NYSE. The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Subsidiaries significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1    Capital increase

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares, at a price per share of R$15.00, of which R$0.01 allocated to capital, and R$14.99 allocated to capital reserve, totaling R$167 and R$250,599, respectively. The capital increase is included in the Company’s plans for reinforcing cash availability, strengthening its capital structure in view of the current indebtedness level, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

1.2    Change in shareholding

On September 25, 2018, an Extraordinary Shareholders’ Meeting was held, called at the request of its shareholder GWI Asset Management S.A., in which the following main resolutions were taken: (i) the removal from office, by majority of votes, of all members of the Board of Directors, and (ii) the election, through the multiple voting process, of new members. Immediately thereafter, at the Board of Directors’ meeting on September 28, 2018, the following items were resolved as part of the turnaround process and streamlining of the corporate structure of the Company: (i) the removals from office of the Chief Executive Officer, Chief Financial and Investor Relations Officer, and Chief Operating Officer, and the election of new statutory officers; (ii) adoption of new measures for approving the change of the Company’s registered office; (iii) shutdown of the branch located in Rio de Janeiro, and (iv) approval of the Company’s share repurchase program (Note 18.1).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations --Continued

1.2     Change in shareholding--Continued

On February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company (Note 32(iii)).

2.    Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On March 27, 2019, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual financial statements of the Company are not considered in compliance with the International Financial Reporting Standards (IFRS), once they consider the capitalization of interest on qualifying assets of investees in the financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting such individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding of the Company’s Management, aligned with that expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

All material information characteristic of the financial statements, and only them, is being evidenced, and corresponds to those used by Management in its administration.

The presentation of the individual and consolidated Statement of Value Added (DVA) is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. The IFRS does not require the presentation of this statement. Consequently, under the IFRS, this statement is presented as additional information, without causing harm to the financial statements as a whole.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.    Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements, and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.    Functional and presentation currency

The functional and presentation currency of the Company is Real.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

2.1.3.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPC 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations is presented in separated lines in the Statement of Cash Flows of the Company for the year ended December 31, 2017. Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flows for the period ended December 31, 2017, refers to the net increase (decrease) in cash and cash equivalents of discontinued operations and is being presented in this line item as it is impossible to change the line item’s name in this Standardized Financial Statements.

2.2.    Summary of significant accounting policies

2.2.1.    Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date of financial statements.

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date of the statement of financial position, which may result in different amounts upon settlement are discussed below:

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

a)      Impairment loss of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and to the growth rate used for purposes of extrapolation.

Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually, and/or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating units are detailed in Note 9.

b)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used for estimating the fair value of share-based payments are disclosed in Note 18.3.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

c)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 16).  The provision is considered when an unfavorable decision is awarded. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)    Allowance for expected credit losses

The Company recognizes allowance for expected credit losses for all sale contracts of real estate units, and the amounts are accrued as contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. Such analysis is individually made by sale contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

Such estimates are annually reviewed to consider any changes in circumstances and histories.

e)    Warranty provision

The measurement of the warranty provision, to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed.

f)     Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction works, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect profit or loss.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

g)    Realization of deferred income tax

The initial recognition and further analysis of the realization of a deferred tax asset is carried out when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results, and supported by internal assumptions and future economic scenarios that enable its total or partial use.

h)    Allowance for contract cancellation

The Company recognizes an allowance for contract cancellation when it identifies risks of cash inflows. Contracts are monitored to identify the moment when these conditions are mitigated.

While it does not occur, no revenue or cost is recognized in profit or loss, the amounts only being recorded in asset and liability accounts.

The other provisions recognized in the Company are described in Note 2.2.22.

2.2.2.    Recognition of revenue and expenses

The Company applied CPC 47 – Revenue from Contracts with Customers from January 1, 2018, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities.

According to CPC 47, the recognition of revenue from contracts with customers started to have a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled and is based on a five-step model detailed as follows: 1) identification of contract; 2) identification of performance obligations; 3) determination of transaction price; 4) allocation of transaction price to performance obligations; 5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties approve the contract; (ii) it can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) is probable that it will collect the consideration to which the Company is entitled.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses --Continued

 (i)    Real estate development and sales

(a)     For the sales of completed units, revenues are recognized upon completion of the sale with transfer of control, regardless of the timing of receipt of the contractual value.

(b)    For the pre-sale of completed units during construction phase:

•   The incurred cost (including cost of land, and other directly related expenditure for making inventory) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•   Sales revenues are appropriated to profit or loss to the extent construction progresses, once the transfer of control is performed continually, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•   Sales revenues recognized in excess of actual payments received from customers is recorded as either a current asset or long-term receivables in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

•   Interest and inflation-indexation charges on accounts receivable, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

•   Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in the inventory of properties for sale, and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses --Continued

(i)      Real estate development and sales --Continued

•   The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized;

•   Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)    Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired by the Company and its subsidiaries is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (i)(b).

2.2.3.    Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, and mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

(i)     Financial instruments at fair value through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such at initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the documented investment strategy and risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(i)     Financial instruments at fair value through profit or loss --Continued

Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in profit or loss.

In the year ended December 31, 2018, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

(ii)    Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, amortized cost and fair value through comprehensive income. The Company determines the classification of its financial assets at their initial recognition, when it becomes a party to the contractual provisions of the instrument, based on the business model in which the asset is managed and its contractual cash flow characteristics.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs that are directly attributable to their acquisition.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable, and derivative financial instruments.

       Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•         The rights to receive cash inflows of an asset expire;

•         The Company transfers its rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(ii)    Financial assets --Continued

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to pass it on, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

 (iii)  Financial liabilities

Financial liabilities are classified at initial recognition at amortized cost or measured at fair value through profit or loss.

       Financial liabilities at fair value through profit or loss include financial liabilities for trading, and financial liabilities designated at initial recognition as fair value through profit or loss.

       Loans and financing

       Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

       Derecognition (write-off)

       A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

       When an existing financial liability is substituted for another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability, and recognition of a new liability, the difference in the corresponding carrying values being recognized in profit or loss.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.4.    Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.    Trade account receivable

These are presented at present and realizable values. The classification between current and non-current is made based on the expected maturity of contract installments, considering current those falling due in one year or less.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.6.    Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the statement of financial position and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which it is made.

When there are financial guarantees, represented by the acquisition of subordinated CRI, they are recorded on the statement of financial position as “short-term investments” at the realizable value, which is equivalent to fair value.

2.2.7.    Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are stated at construction cost, and decreased by the provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges which relate to a project over the construction period.

The classification of land between current and non-current assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.8.    Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.    Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. Management shall commit to sell it within one year of the classification date.

2.2.10.  Investments in ownership interests

Investments in ownership interest are recorded in the Company balance using the equity method.

When the Company's equity in the losses of investees is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the investee (Note 9).

2.2.11.  Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are included in property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the term the stand is in use, and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.12.  Intangible assets

(i)      Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost, and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.  Payables for purchase of properties and advances from customer

Payables for purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus, when applicable, interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.  Income tax and social contribution on net income

(i)      Current income tax and social contribution

Current tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year.

Income taxes in Brazil comprise income tax (25%) and social contribution on net income (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.14.  Income tax and social contribution on net income--Continued

(i)      Current income tax and social contribution --Continued

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), intended for the completion of the corresponding development, and delivery of real estate units to the respective buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also considering PIS and COFINS on revenues).

(ii)     Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable profit will be available to be used for offsetting deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the statement of financial position when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.15.  Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the reporting date of the statement of financial position, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.16.  Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (stock options), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and management members.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan substitutes the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.17.  Share-based payment – Phantom Shares

            The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.17.  Share-based payment – Phantom Shares --Continued

            According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a reserve payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

2.2.18.  Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation pay, and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual and corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.  Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of units not completed, real estate development entities present receivables adjusted for inflation, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation rates do not include interest.

Borrowing costs and those related to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the time value of money.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.19.  Present value adjustment – assets and liabilities --Continued

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflationary effect (Notes 5 and 12).

2.2.20.  Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company and are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

2.2.21.  Borrowing costs

The borrowing costs directly attributable to ventures during construction phase, and to land during the development of assets for sale are capitalized as part of the cost of that asset during the construction period, since there is borrowing outstanding, which is recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.  Provisions

(i)     Provision for legal claims

The Company is party to several lawsuits and administrative proceedings. Provisions are recognized for all demands related to lawsuits which expectation of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or final and unappealable favorable court decisions. Contingent assets with likelihoods of favorable decision are only disclosed in explanatory note. As of December 31, 2018 and 2017 there is no claim involving contingent assets recorded in the statement of financial position of the Company.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.22.  Provisions --Continued

(ii)    Allowance for expected credit losses

The Company annually reviews its assumptions related to the recognition of loss allowance, taking into account the review of the histories of its current operations and improvement in its estimates.

The Company carries out a comprehensive analysis of the contracts with customers not expired in order to recognize an allowance for expected credit losses for all customers, based on the assumptions set by the Company. This allowance is calculated based on the percentage-of-completion of the construction work, a methodology adopted for recognizing profit or loss (Note 2.2.2).

(iii)   Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, in line with the respective contractual clause and history of payments.

(iv)   Warranty provision

       The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the construction services provided. The warranty period is five years from the delivery of the venture.

(v)    Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying value to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless whether there is any indication of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.23.  Sales taxes

For companies under the taxable profit regime, levied on non-cumulative basis, the PIS and COFINS contribution rates are levied at 1.65% and 7.6%, respectively, on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are levied at 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.24.  Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.2.25.  Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is considered a legal obligation provided for in the Articles of Incorporation of the Company.

2.2.26.  Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) available (allocated) to ordinary shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.27.  Non-current asset held for sale and profit or loss from discontinued operations

The Company classifies a non-current asset as held for sale if its carrying value is recovered by sale transaction. In such case, the asset or group of assets held for sale shall be available for immediate sale on its current conditions, subject only to the terms  that are usual and common for sale of such assets held for sale. With this, the sale shall be highly probable.

For a sale to be highly probable, Management shall be committed to the plan to sell the asset, and shall have initiated an active program to locate a buyer and complete the plan. In addition, the asset held for sale shall also be effectively marketed for sale at a sales price that is reasonable in relation to its current fair value. Also, the sale is expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

The asset held for sale is measured at the lower of its carrying value and the fair value less cost to sell. In case the carrying value is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss.

The assets and liabilities of the group of discontinued assets are shown in single lines in assets and liabilities. The profit or loss of discontinued operations is presented as a single amount in the statement of profit or loss, contemplating the total post-tax profit or loss of such operations less any impairment-related loss. The net cash flows attributable to operating, investing and financing activities of discontinued operations are shown in Note 8.2.

According to Note 8.2, the transaction of spin-off transaction between Gafisa and Tenda was completed on May 4, 2017 with the effective delivery of the totality of shares comprising Tenda’s capital in the respective processes of capital decrease and preemptive right.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted

3.1 New standards, changes and interpretations of standards issued and adopted from 2018

The following standards are in effect beginning on January 1, 2018:

(i)             IFRS 9 – Financial Instruments (CPC 48) includes, among others, new models for classification and measurement of financial instruments, and measurement of prospective expected credit losses for financial and contractual assets.

Based on its evaluation, the Company concluded that the new classification requirements did not have a significant impact on the recognition of financial assets measured at fair value.

Additionally, according to CPC 48, expected losses are measured using one of the following bases: 12-month expected credit losses, and full lifetime expected credit losses. Therefore, the Company carried out the measurement of the allowance regarding the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

(ii)            The IFRS 15 – Revenue from Contracts with Customers (CPC 47) introduces new requirements for measurement and timing of revenue recognition. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or adopting the method of keys, for example, depends on the contractual analyses made by Management. Letter CVM/SNC/SEP/ 02/2018, issued by CVM’s technical area, established accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from purchase and sale contracts of units not completed in the Brazilian real estate development entities. Therefore, the Company measured the allowance for contracts with identification of the risks of cash inflows to the entity.

For comparability purposes, the balances as of December 31, 2017 and the opening balance as of January 1, 2017 were adjusted considering such changes in accounting practice. As required by CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 47 and 48 are demonstrated as follows:

	Company			Consolidated
Statement of financial position	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017

Assets
Trade accounts receivable of development and services	371,228	(109,876)	261,352	484,761	(109,876)	374,885
Properties for sale	753,748	108,097	861,845	882,189	108,097	990,286
Other current assets	244,536	-	244,536	365,975	-	365,975
Total current assets	1,369,512	(1,779)	1,367,733	1,732,925	(1,779)	1,731,146
Total non-current assets	2,169,397	-	2,169,397	1,145,213	-	1,145,213
Total Assets	3,538,909	(1,779)	3,537,130	2,878,138	(1,779)	2,876,359

Liabilities
Total current liabilities	1,984,597	42,556	2,027,153	1,213,686	42,556	1,256,242
Total non-current liabilities	798,755	-	798,755	905,048	-	905,048
Total equity	755,557	(44,335)	711,222	759,404	(44,335)	715,069
Total liabilities and equity	3,538,909	(1,779)	3,537,130	2,878,138	(1,779)	2,876,359

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted --Continued

3.1 New standards, changes and interpretations of standards issued and adopted from 2018--Continued

	Company			Consolidated
Statement of profit or loss	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017

Net operating revenue	439,264	177,351	616,615	608,823	177,351	786,174
Operating costs	(632,546)	(87,735)	(720,281)	(818,751)	(87,735)	(906,486)
Operating (expenses) / income	(660,684)	-	(660,684)	(654,216)	-	(654,216)
Financial income (expense)	(119,997)	-	(119,997)	(107,268)	-	(107,268)
Income tax and social contribution	25,932	-	25,932	23,100	-	23,100
Profit from (loss on) continued operations	(948,031)	89,616	(858,415)	(948,312)	89,616	(858,696)
Profit from discontinued operations	98,175	-	98,175	98,175	-	98,175
Non-controlling interests	-	-	-	(281)	-	(281)
Net profit (loss) for the year	(849,856)	89,616	(760,240)	(849,856)	89,616	(760,240)

Cash flow
Operating activities	136,752	-	136,752	206,865	-	206,865
Financing activities	346,345	-	346,345	445,448	-	445,448
Investing activities	(495,447)	-	(495,447)	(528,609)	-	(528,609)

Statement of value added
Net value added produced by the entity	(277,233)	89,616	(187,617)	(276,907)	89,616	(187,291)
Value added received as transfer	(230,243)	-	(230,243)	(175,130)	-	(175,130)
Total value added to be distributed	(507,476)	89,616	(417,860)	(452,037)	89,616	(362,421)

Reconciliation of the opening statement of financial position as of January 1, 2017:

	Company			Consolidated
Statement of financial position	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017

Assets
Trade accounts receivable of development and services	524,337	(310,802)	213,535	722,640	(310,802)	411,838
Properties for sale	870,201	195,831	1,066,032	1,122,724	195,831	1,318,555
Other current assets	713,268	-	713,268	1,554,836	-	1,554,836
Total current assets	2,107,806	(114,971)	1,992,835	3,400,200	(114,971)	3,285,229
Total non-current assets	3,117,570	-	3,117,570	1,809,889	-	1,809,889
Total assets	5,225,376	(114,971)	5,110,405	5,210,089	(114,971)	5,095,118

Liabilities
Total current liabilities	2,458,597	18,980	2,477,577	2,275,550	18,980	2,294,530
Total non-current liabilities	838,454	-	838,454	1,004,086	-	1,004,086
Total equity	1,928,325	(133,951)	1,794,374	1,930,453	(133,951)	1,796,502
Total liabilities and equity	5,225,376	(114,971)	5,110,405	5,210,089	(114,971)	5,095,118

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted --Continued

3.2 New standards, changes and interpretations of standards issued and adopted from 2018

•            IFRS 16 – Leases

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective beginning on January 1, 2019.

Based on available information, the Company estimates that right-of-use assets and lease liabilities will be recognized in the amount of R$4,990 as of January 1, 2019.

•            Other amendments

The following standard amendments and interpretations shall not have a significant impact on the Consolidated Financial Statements of the Company:

(i)      IFRIC 23/ICPC 22 Uncertainty over Income Tax Treatments

(ii)     Prepayment Features with Negative Compensation (Amendments to IFRS 9)

(iii)    Investments in Associates and Joint Ventures

(iv)    (Amendments to CPC 18(R2) / IAS 28)

(v)     Amendments to Plan Amendment, Curtailment or Settlement (Amendments to CPC 33 / IAS 19)

(vi)    Annual improvements to IFRS Standards 2015-2017 cycle – several standards

(vii)   Amendments to references to the conceptual framework in the IFRS

(viii)  IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	2018	2017	2018	2017

Cash and banks	8,282	7,461	11,406	28,527
Government bonds (LFT)	20,898	-	20,898	-
Total cash and cash equivalents (Note 20.i.d, 20.ii.a e 20.iii)	29,180	7,461	32,304	28,527

4.2.    Short-term investments

	Company		Consolidated
	2018	2017	2018	2017

Fixed-income funds (a)	33,186	62,676	33,245	66,885
Government bonds (LFT) (b)	-	1,164	-	1,207
Equity securities(e)	14,101	-	14,101	-
Securities purchased under resale agreements (b)	1,524	2,913	1,524	3,019
Bank certificates of deposit (c)	47,950	36,847	49,025	37,025
Restricted cash in guarantee to loans	-	366	-	366
Restricted credits (d)	6,066	6,979	6,961	10,433

Total short-term investments (Note 20.i.d, 20.ii.a e 20.iii)	102,827	110,945	104,856	118,935

(a)   Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)   On January 12, 2018 the Company discontinued Fundo Square, settling the LFT transactions and the securities linked to Fundo Like. As of December 31, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)   As of December 31, 2018, Bank Certificates of Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 101.2% (from 90% to 100.8% as of December 31, 2017) of Interbank Deposit Certificates (CDI).

(d)   Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

(e)   Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

5.    Trade accounts receivable of development and services

	Company		Consolidated
	2018	2017	2018	2017
		(restated)		(restated)
Real estate development and sales	650,535	563,069	737,291	717,005
( - ) Allowance for expected credit losses	(18,159)	(24,294)	(18,159)	(24,294)
( - ) Allowance for cancelled contracts	(82,847)	(118,539)	(82,847)	(118,539)
( - ) Present value adjustments	(17,897)	(12,448)	(19,391)	(14,887)
Services and construction and other receivables	15,346	14,167	25,115	14,918

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	546,978	421,955	642,009	574,203

Current	391,557	261,353	467,993	374,886
Non-current	155,421	160,602	174,016	199,317

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2018	2017	2018	2017
		(restated)		(restated)
Overdue:
Up to 90 days	46,777	33,935	64,177	70,403
From 91 to 180 days	20,716	9,338	21,832	17,861
Over 180 days	71,384	80,708	90,818	100,581
	138,877	123,981	176,827	188,845

Maturities:
2018	-	280,801	-	329,821
2019	357,216	90,497	396,266	114,717
2020	107,945	74,821	118,400	89,099
2021	55,922	3,527	64,392	4,414
2022	1,568	3,609	1,727	5,027
2023 onwards	4,353	-	4,794	-
	527,004	453,255	585,579	543,078

( - ) Present value adjustment	(17,897)	(12,448)	(19,391)	(14,887)
( - ) Allowance for expected credit losses and cancelled contracts	(101,006)	(142,833)	(101,006)	(142,833)

	546,978	421,955	642,009	574,203

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note2.2.2(i)(b).

As of December 31, 2018, the amount received from customers in excess of the recognized revenues totaled R$26,224 (R$61,039 in 2017) in the Company’s statements, and R$28,956 (R$63,748 in 2017) in the consolidated statements, and are classified in the heading “Payables for purchase of properties and advances from customers " (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized in the Company and consolidated statements for the year ended December 31, 2018 totaled R$5,884 (R$7,154 in 2017), and R$6,676 (R$9,866 in 2017), respectively.

The balances of allowance for expected credit losses are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2018 and 2017, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

	Receivables	Properties for sale (Note 6)

Balance at December 31, 2016	(19,315)	-
First-time adoption CPC 47 and 48 as of 1.1.2017 (Note 3)	(310,802)	195,831
Additions (Note 22)	(18,860)	-
Write-offs / Reversals (Note 22)	206,144	(87,734)
Balance at December 31, 2017	(142,833)	108,097
Additions (Note 22)	(2,653)	-
Write-offs / Reversals (Note 22)	44,480	(24,254)
Balance at December 31, 2018	(101,006)	83,843

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2018 totaled R$5,449 (reversal of R$8,787 in 2017) in the Company’s statements, and R$4,504 (reversal of R$11,928 in 2017) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 7.19% for the year 2018 (6.55% in 2017), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction date	Assigned portfolio	Portfolio discounted to present value	Transaction balance Company (Note 14)		Transaction balance Consolidated (Note 14)
				2018	2017	2018	2017

(i)	Jun 27, 2011	203,915	171,694	376	769	882	1,502
(ii)	Dec 22, 2011	72,384	60,097	363	1,729	372	1,827
(iii)	Jul 6, 2012	18,207	13,917	10	29	10	29
(iv)	Nov 14, 2012	181,981	149,025	-	-	2,547	2,491
(v)	Dec 27, 2012	72,021	61,647	3,151	3,796	3,151	3,796
(vi)	Nov 29, 2013	24,149	19,564	348	876	1,877	2,850
(vii)	Nov 25, 2014	15,200	12,434	1,299	1,772	1,895	3,191
(viii)	Dec 3, 2015	32,192	24,469	3,569	5,126	7,797	10,523
(ix)	Feb 19, 2016	27,954	27,334	8,863	10,463	9,645	11,287
(x)	May 09, 2016	17,827	17,504	5,064	7,623	6,790	9,548
(xi)	Aug 19, 2016 (a)	15,418	14,943	2,985	7,525	3,075	7,574
(xii)	Dec 21, 2016	21,102	19,532	7,158	13,710	7,441	14,158
(xiii)	Mar 29, 2017	23,748	22,993	11,458	15,357	11,704	15,487
				44,644		57,186

(a)   The consolidated balance of the transaction as of December 31, 2018 and 2017 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

Transaction (i) was entered into with Banco BTG Pactual S.A. (Note 14).

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios (Note 14).

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados (Note 14).

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A. (Note 14).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xiii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss for the year in the account “Discount related to Securitization Transaction” under financial expenses.

6.    Properties for sale

	Company		Consolidated
	2018	2017	2018	2017
		(restated)		(restated)
Land	293,626	493,422	403,524	544,057
( - ) Provision for loss on realization of land	(96,972)	(98,752)	(96,972)	(98,752)
( - ) Adjustment to present value	(14,416)	(9,689)	(14,570)	(9,829)
Property under construction (Note 29)	327,980	410,797	403,732	507,619
Completed units	316,973	327,842	377,477	359,601
( - ) Provision for loss on realization of properties under construction and completed units	(66,106)	(80,710)	(67,632)	(80,710)
Allowance for cancelled contracts	83,842	108,097	83,842	108,097

Total properties for sale	844,972	1,151,007	1,089,401	1,330,083

Current portion	705,123	861,845	890,460	990,286
Non-current portion	139,804	289,162	198,941	339,797

In the years ended  December 31, 2018 and 2017, the change in the provision for loss on realization is summarized as follows:

	Company	Consolidated
Balance at December 31, 2016	(103,168)	(165,511)
Reclassification to land available for sale (Note 8.1)	-	62,343
Additions:
Land (Note 23)	(55,247)	(55,247)
Property under construction and completed units (Note 23)	(32,188)	(32,188)
Write-offs	11,141	11,141
Balance at December 31, 2017	(179,462)	(179,462)
Reclassification from land available for sale (Note 8.1)	(15,937)	(15,937)
Reclassification to land available for sale (Note 8.1)	27,874	27,874
Additions:
Land (Note 23)	(30,550)	(30,550)
Property under construction and completed units (Note 23)	(4,559)	(8,097)
Write-offs (a)	39,556	41,569

Balance at December 31, 2018	(163,078)	(164,603)

(a)    The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31,2018 amounts R$211,465(R$290,631 in 2017) in the Company’s statements and R$223,807 (R$301,025 in 2017) in the consolidated statements.

7.    Other assets

	Company		Consolidated
	2018	2017	2018	2017

Advances to suppliers	6,735	2,081	7,424	5,358
Recoverable taxes (IRRF, PIS, COFINS, among other)	17,567	26,808	23,260	33,623
Judicial deposit (Note 16.a)	103,701	80,903	106,793	83,523
Total other assets	128,003	109,792	137,477	122,504

Current portion	35,396	47,640	42,283	58,332
Non-current portion	92,607	62,152	95,194	64,172

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Non-current assets held for sale

8.1 Land available for sale

       The Company, in line with its strategic direction, opted to sell land not included in the Business Plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2016	12,236	(8,930)	3,306	12,236	(8,930)	3,306
Reclassification of properties for sale (Note 6)	-	-	-	62,343	(62,343)	-
Additions (Note 23)	101,624	(59,897)	41,727	158,979	(59,897)	99,082
Reversal/Write-offs	(36)	-	(36)	(36)	-	(36)
Balance at December 31, 2017	113,824	(68,827)	44,997	233,522	(131,170)	102,352
Reclassification from properties for sale (Note 6)	58,795	(27,875)	30,920	58,795	(27,875)	30,920
Reclassification to properties for sale (Note 6)	(40,262)	15,937	(24,325)	(40,262)	15,937	(24,325)
Additions (Note 23)	25,306	(24,499)	807	25,349	(24,499)	850
Reversal/Write-offs (a)	(11,481)	33,924	22,443	(127,916)	96,267	(31,649)
Balance at December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148

(a)     The amount of write-offs over the period mainly refers to the sale of land in June 2018, located in the city of Salvador, Bahia, through the SPEs Manhattan Residencial 02 and Manhattan Comercial 02, for the amount of R$28,500, of which R$12,060 receivable in 24 months, and the remaining balance of R$16,440 was settled on July 24, 2018.

8.2 Non-current asset held for sale and profit or loss of discontinued operations

	Company		Consolidated
	2018	2017	2018	2017

Reversal of impairment loss (i)	-	215,440	-	215,440
Portion related to payable for sale of shares (iii)	-	(107,720)	-	(107,720)
Transaction costs	-	(9,545)	-	(9,545)
Impairment loss on Tenda’s profit or loss	-	(22,780)	-	(22,780)
Tenda’s profit or loss for the period ended May 4, 2017 (ii)	-	22,780	-	22,780
Profit or loss of discontinued operations	-	98,175	-	98,175

(i) The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12.

(ii) Amounts of assets held for sale, liabilities related to assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Non-current assets held for sale --Continued

8.2 Non-current asset held for sale and profit or loss of discontinued operations --Continued

       As of May 4, 2017, the Company’s Management carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A. The basis for measurement used (i) the price of R$8.13 per share, related to the transaction settled on May 4, 2017, and (ii) the weighted average price per share of the exercise of preemptive rights traded over the period between March 17 and 31, 2017, calculated at R$3.99 per share. The resulting price of R$12.12 per share indicated, at that time, a valuation of Construtora Tenda S.A. in the amount of R$754,460.

       The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 05/04/2017	Cash flow	Period ended 05/04/2017

Net operating revenue	404,737	Operating activities	51,959
Operating costs	(269,144)	Investing activities	48,663
Operating expenses, net	(104,310)	Financing activities	24,089
Depreciation and amortization	(5,723)
Income from equity method investments	269
Financial income (expenses)	101
Income tax and social contribution	(4,519)
	21,411
Non-controlling interests	(1,369)
Net income for the year	22,780

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Information on subsidiaries, associates and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		2018	2017	2018	2018	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	76,836	9,436	67,400	69,956	(2,555)	(12,616)	67,400	69,956	(2,555)	(12,616)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,627	5,107	61,520	62,073	(553)	(438)	61,520	62,073	(553)	(438)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	59,545	3,389	56,156	56,743	(587)	(635)	56,156	56,743	(587)	(635)	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,171	58,141	51,031	51,214	(183)	1	51,031	51,214	(183)	1	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	121,758	73,291	48,467	40,744	7,724	7,735	48,467	40,744	7,724	7,735	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,484	2,486	45,997	45,968	29	119	45,997	45,968	29	119	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,304	399	45,905	46,135	(229)	(279)	45,905	46,135	(229)	(279)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,165	462	43,703	43,809	(106)	(23)	43,703	43,809	(106)	(23)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	45,537	1,924	43,612	44,372	(759)	(596)	43,612	44,372	(759)	(596)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	46,574	3,730	42,843	49,255	(6,412)	(377)	42,843	49,255	(6,412)	(377)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,708	775	39,933	40,084	(151)	(94)	39,933	40,084	(151)	(94)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,940	493	37,447	37,469	(22)	(51)	37,447	37,469	(22)	(51)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,520	29,522	(2)	(7)	29,520	29,522	(2)	(7)	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	38,032	9,013	29,019	30,909	(1,891)	(3,837)	29,019	30,909	(1,891)	(3,837)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	28,287	-	28,287	(1)	(1)	-	28,287	-	(1)	-	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,489	634	26,855	26,913	(58)	(2,625)	26,855	26,913	(58)	(2,625)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,613	8	26,605	26,581	25	13	26,605	26,581	25	13	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	26,361	1,192	25,169	29,635	(4,466)	3,828	25,169	29,635	(4,466)	3,828	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,749	14,655	24,095	24,142	(48)	(1,267)	24,095	24,142	(48)	(1,267)	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	25,682	2,997	22,686	22,565	121	(3,364)	22,686	22,565	121	(3,364)	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,923	94	21,828	21,831	(2)	(3)	21,828	21,831	(2)	(3)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,509	3	19,506	19,548	(42)	(825)	19,506	19,548	(42)	(825)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,798	149	17,648	17,557	91	(355)	17,648	17,557	91	(355)	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,194	12,682	16,512	16,466	61	521	16,512	16,466	61	521	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,416	189	16,228	16,276	(49)	(81)	16,228	16,276	(49)	(81)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,816	122	15,694	15,663	31	18	15,694	15,663	31	18	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,596	(5)	(9)	15,591	15,596	(5)	(9)	-	-	-	-
Manhattan Square Emp.Im. Res.02 Ltda	-	100%	100%	16,825	1,370	15,456	36,026	(955)	-	15,456	36,026	(955)	-	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	195,787	182,773	13,014	13,480	(465)	(79)	13,014	13,480	(465)	(79)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,676	177	12,500	12,505	(6)	(1,257)	12,500	12,505	(6)	(1,257)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,378	287	11,091	11,014	78	(703)	11,091	11,014	78	(703)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,145	301	8,845	8,872	(27)	(58)	8,845	8,872	(27)	(58)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,227	866	8,360	8,440	(80)	(277)	8,360	8,440	(80)	(277)	-	-	-	-
Manhattan Square Emp. Im. Com.02Ltda	-	100%	100%	8,854	601	8,254	17,958	30	-	8,254	17,958	30	-	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	-	100%	100%	12,781	4,732	8,049	17,727	(9,679)	(13,067)	8,049	17,727	(9,679)	(13,067)	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,946	-	7,946	7,948	(2)	(6)	7,946	7,948	(2)	(6)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,205	43	7,162	7,181	(20)	26	7,162	7,181	(20)	26	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,210	652	6,559	6,663	(104)	(89)	6,559	6,663	(104)	(89)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,251	1,825	6,426	6,470	(44)	(2)	6,426	6,470	(44)	(2)	-	-	-	-
OCPC01 adjustment – capitalized interest	(a)			-	-	-	-	-	-	22,005	22,805	(801)	(11,306)	-	-	-	-
Other (*)				125,313	77,396	47,915	59,177	(8,937)	(10,863)	46,040	55,328	(10,833)	(1,228)	-	-	-	-
Subtotal Subsidiaries				1,553,238	472,404	1,080,834	1,114,486	(30,250)	(41,622)	1,100,964	1,133,443	(32,947)	(43,293)	-	-	-	-

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

(i)      Information on subsidiaries, associates and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		2018	2017	2018	2018	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,225	886	32,339	32,393	(52)	5	25,872	25,914	(42)	4	25,872	25,914	(42)	4
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	34,784	3,631	31,153	30,616	755	4,001	15,577	15,308	269	2,000	15,577	15,308	269	2,000
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	32,367	2,954	29,413	28,143	1,270	(10,041)	14,707	14,072	635	(5,021)	14,707	14,072	635	(5,021)
Varandas Grand Park Emp. Imob. Spe Ltda.	(b)	50%	50%	53,366	28,377	24,989	19,858	2,685	(5,970)	12,495	9,929	1,450	(2,984)	12,495	9,929	1,450	(2,984)
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	31,488	8,951	22,537	116,085	(20,972)	(4,709)	11,268	58,043	(10,486)	(2,354)	11,268	58,043	(10,486)	(2,354)
FIT 13 SPE Empreendimentos Imobiliários Ltda.	-	50%	50%	21,906	2,200	19,706	20,885	5	(7)	9,853	10,442	3	(3)	9,853	10,442	3	(3)
Atins Emp. Imob.s Ltda.	-	50%	50%	24,644	6,916	17,728	18,998	(1,269)	797	8,864	9,499	(635)	398	8,864	9,499	(635)	398
Performance Gafisa General Severiano Ltda	-	50%	50%	11,709	10	11,700	11,371	204	(33)	5,850	5,686	102	(17)	5,850	5,686	102	(17)
Other (*)	(b)			126,816	70,472	56,343	84,738	(9,431)	(9,501)	30,223	34,674	(6,404)	(5,097)	40,449	44,966	(6,701)	(6,573)
Subtotal Jointly-controlled investees				370,305	124,397	245,908	363,087	(26,805)	(25,458)	134,709	183,567	(15,108)	(13,074)	144,935	193,859	(15,405)	(14,550)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	1,883,471	2,820,839	(937,369)	(141,290)	(755,032)	(764,142)	-	-	-	(186,856)	-	-	-	(186,856)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,146	2,680	14,466	12,555	2,235	(4,102)	7,233	6,277	1,118	(2,051)	7,233	6,277	1,118	(2,051)
Other (*)				1,150	17	1,133	1,119	14	20	510	504	6	(68)	1,237	5,090	2	(15)
Indirect jointly-controlled investees Gafisa				1,901,767	2,823,536	(921,770)	(127,616)	(752,783)	(768,224)	7,743	6,781	1,124	(188,975)	8,470	11,367	1,120	(188,922)

				3,825,310	3,420,337	404,972	1,349,957	(809,838)	(835,304)	1,243,416	1,323,791	(46,931)	(245,342)	153,405	205,226	(14,285)	(203,472)

Goodwill based on inventory surplus	-									3,000	462	-	-	-	-	-	-
Goodwill from remeasurement of investment in associate	(c)									161,100	273,900	-	-	161,100	273,900	-	-

Total investments										1,407,516	1,598,153	(46,931)	(245,342)	314,505	479,126	(14,285)	(203,472)
(*) Includes companies with investment balances below R$ 5,000.

										Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency	2018	2017	2018	2018	2018	2017		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Reserva Das Palmeiras Incorp. SPE Ltda.	100%	100%	135	3,734	(3,598)	1,597		(5,196)	-	(3,598)	1,597	(5,196)	-	-	-	-	-
Manhattan Square Emp. Im. Res. 01 SPE Ltda	50%	50%	3,149	7,373	(4,224)	(2,481)		(1,395)	(3,214)	(2,113)	(1,240)	(872)	(1,581)	(2,113)	(1,240)	(872)	(1,581)
Manhattan Square Emp. Im. Com. 01 SPE Ltda	50%	50%	3,925	6,173	(2,247)	(1,573)		(232)	(2,267)	(1,124)	(787)	(337)	(1,131)	(1,124)	(787)	(337)	(1,131)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	1,013	(1,013)	(519)		(494)	(519)	(1,013)	(519)	(494)	(519)	-	-	-	-
Other (*)			634	1,852	(1,220)	(1,734)		(1,475)	(260)	(575)	(1,681)	2,901	(8,297)	(298)	(36)	11	1,321
Total provision for net capital deficiency			7,843	20,145	(12,302)	(4,710)	-	(8,792)	(6,260)	(8,423)	(2,630)	(3,998)	(11,528)	(3,535)	(2,063)	(1,198)	(1,391)

Total Income from equity method investments												(50,929)	(256,870)			(15,483)	(204,863)

(*) Includes companies with investment balances below R$ 5,000)..

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

(a)    Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$791 in Income from equity method investments for the period ended December 31, 2018 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100 (R$273,900 in 2017), arising from the sale of control over the entity. As of December 31, 2018, the impairment test, which is performed annually based on the estimate of future economic benefit, or when circumstances indicate impairment of carrying value, identified the need for recognizing an impairment provision for loss on realization of R$112,800 (R$127,429 in 2017). The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed in this Note.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	2018	2017	2018	2017	2018	2017	2018	2017

Cash and cash equivalents	11,282	43,478	989	10,645	33,193	49,912	1,511	773
Current assets	974,853	1,049,221	1,278,206	1,499,490	322,413	499,438	18,253	18,826
Non-current assets	908,617	1,195,723	275,032	294,787	47,892	47,030	43	4
Current liabilities	549,884	413,469	433,047	590,836	95,864	149,100	1,782	2,923
Non-current liabilities	2,255,091	1,947,452	39,357	88,956	28,533	34,280	915	2,233

Net revenue	68,629	108,321	151,610	197,243	67,846	(1,344)	1,210	(2,493)
Operating costs	(189,917)	(420,381)	(152,165)	(157,550)	(76,256)	(753)	(1,266)	1,526
Depreciation and Amortization	(13,469)	(13,733)	(1,354)	(880)	(5)	(624)	-	-
Financial income (expenses)	(366,627)	(252,114)	(4,081)	(5,868)	(4,787)	(7,879)	64	4
Income tax and social contribution	(6,388)	3,385	(3,344)	(2,651)	(1,938)	(203)	(38)	(8)
Profit (loss) from Continued Operations	(755,032)	(764,142)	(30,250)	(41,622)	(26,805)	(25,458)	2,249	(4,082)

(iii)   Change in investments

	Company	Consolidated

Balance at December 31, 2017	1,598,153	479,126
Income from equity method investments (a)	(76,281)	(14,285)
Capital contribution (decrease)	2,537	2,415
Transfer of investments with net capital deficiency	3,598	-
Dividends receivable	(8,427)	(8,031)
Recognition of goodwill (b)	3,000	-
Assignment of shares (c)	-	(28,289)
Loss on realization of investment measured at fair value (Note 9.i.c)	(112,800)	(112,800)
Write-off of goodwill based on inventory surplus (Note 9.i)	(462)	-
Other investments	(1,802)	(3,631)
Balance at December 31, 2018	1,407,516	314,505

(a) The change in income from equity method investments recorded in profit or loss for the year, for the amount shown in item 9(i), substantially refers to the realization of loss on investee, which was already recognized in the Company, without effect on the consolidated statements.

(b) In September 2018, the Company recognized goodwill related to the acquisition of 100% of the shares of SPE  Pavão Arlequin Empreendimentos Imobiliários Ltda.

(c) In October 2018, the shares of Gafisa SPE-116, a jointly-controlled entity, were assigned to Gafisa SPE-137, which is fully controlled by the Company, in the amount of R$ 28,289.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

The reported goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. The evaluation of the value in use is made for a twenty-year period, consistently with economic valuation techniques and performed evaluations, and after such period, considering the perpetuity of assumptions in view of the ability to continue as going concern. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected for the period between 2019 and 2038, considering projection of launches and growth in sales, construction progress and client base of the different cash-generating units, considering the inflation adjustments to trade accounts receivable and provided services; (b) Operating costs and expenses – costs and expenses were projected in line with historical performance, as well as the historical growth of revenues; (c) discount rate at 15.30% in nominal terms,(d) calculation of perpetuity considering a growth of 3.8% p.a. equivalent to the long-term inflation estimate projected by the Brazilian Central Bank, and (e) going concern assumption, in line with the Company’s business plan. The key assumptions were based on the historical performance of business units, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

In the year ended December 31, 2018, the test for impairment of goodwill of the Company resulted in the need for recognition of a provision for realization (impairment) in the amount of R$112,800, related to the goodwill remeasurement of investment in the associate AUSA (R$127,429 in 2017).

10.  Property and equipment

		Company				Consolidated
Type	2017	Addition	Write-off	100% depreciated items	2018	2017	Addition	Write-off	100% depreciated items	2018
Cost
Hardware	9,567	2,937	(124)	(2,272)	10,108	9,729	2,990	(124)	(2,298)	10,297
Leasehold improvements and installations	5,166	29	(4,410)	-	785	5,272	29	(4,467)	-	834
Furniture and fixtures	675	-	-	(38)	637	907	-	-	(143)	764
Machinery and equipment	2,640	-	-	-	2,640	2,640	-	-	-	2,640
Sales stands	9,547	8,497	(6,773)	(270)	11,001	13,881	9,720	(6,773)	(287)	16,541
	27,595	11,463	(11,307)	(2,580)	25,171	32,429	12,739	(11,364)	(2,728)	31,076

Accumulated depreciation
Hardware	(1,283)	(3,264)	175	2,272	(2,100)	(1,291)	(3,311)	175	2,298	(2,129)
Leasehold improvements and installations	(1,631)	(478)	1,682	-	(427)	(1,677)	(498)	1,739	-	(436)
Furniture and fixtures	(419)	(66)	-	38	(447)	(632)	(74)	-	143	(563)
Machinery and equipment	(1,872)	(264)	-	-	(2,136)	(1,872)	(264)	-	-	(2,136)
Sales stands	(2,671)	(6,241)	5,865	270	(2,777)	(4,615)	(7,292)	5,881	287	(5,739)
	(7,876)	(10,313)	7,722	2,580	(7,887)	(10,087)	(11,439)	7,795	2,728	(11,003)

Total property and equipment	19,719	1,150	(3,585)	-	17,284	22,342	1,300	(3,569)	-	20,073

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment --Continued

The following useful lives and rates are used for calculating depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2018 and 2017 there was no indication of impairment of property and equipment.

11.  Intangible assets

		Company
	2017				2018
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	31,931	5,656	(12,597)	(105)	24,885
Software – Depreciation	(14,501)	-	510	105	(13,886)
Other	-	2,008	(2,008)	-	-
Total intangible assets	17,430	7,664	(14,095)	-	10,999

		Consolidated
	2017				2018
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	32,658	6,398	(12,666)	(105)	26,285
Software – Depreciation	(14,965)	-	345	105	(14,515)
Other	587	2,008	(2,595)	-	-
Total intangible assets	18,280	8,406	(14,916)	-	11,770

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

As of December 31, 2018, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$4,962 (R$710 in 2017), related to the Company’s software.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2018	2017	2018	2017

National Housing System - SFH /SFI (i)	April 2019 to July 2021	8.30% to 14.30% + TR 12.87% and 143% of CDI	464,992	598,047	528,140	733,103
Certificate of Bank Credit - CCB (ii)	January 2021 to August 2021	135% do CDI 2.5%/ 3%/ 3.70%/ 4.25%+CDI	95,607	164,083	95,607	164,082

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii)			560,599	762,130	623,747	897,185

Current			180,702	386,605	213,395	442,073
Current – reclassification for breach of covenant			72,217	39,000	72,217	39,000
Current portion			252,919	425,605	285,612	481,073
Non-current portion			307,680	336,525	338,135	416,112

(i)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)  In the year ended December 31, 2018, the Company made payments in the total amount of  R$123,039, of which R$111,168 related to principal and R$11,871 related to the interest payable. Additionally, during the year, the Company entered into three CCB transaction in the amount of R$40,000, with final maturity on August 2021.

(iii)  Of this amount, R$24,282 refer to the breach of the covenant of a CCB transaction, settled in February 2019 (Note 32(iv)), and  R$47,935 refer to the reclassification of debt due to the need for re-establishment of guarantees.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2018	2017	2018	2017

2018	-	425,605	-	481,073
2019	252,919	235,076	285,612	287,227
2020	186,163	92,118	216,618	116,799
2021	121,517	9,331	121,517	12,086

	560,599	762,130	623,747	897,185

In line with the conditions to the commitment to the subscription of investors (Note 1), the Company renegotiated with creditors the postponement of the due date of debts in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021, on suspensive condition until the ratification of the capital increase in February 2018. The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill certain restrictive convents. The Company analyzed the debt contracts and, besides the above-described situations (item (iii)), it did not identify any impact on cross restrictive covenants.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing --Continued

The Company’s management, who signs these Financial Statements, determined that the Company assigned to third parties, in the years 2016 and 2017, real estate receivables from real estate sales.

These real estate receivables served as guarantee to certain bank financing contracts that the Company had entered into between 2012 and 2014. In view of the assignments of real estate receivables in 2016 and 2017 to third parties, the Company’s management, who signs these Financial Statements, is negotiating with the financial institution, as requested by the latter, the immediate regularization of its obligations.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2018	2017

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	152.53%	126.08%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.51 times	3.62 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	7.09 times	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	45.44%	29.54%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.81 time	1.93 time
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	3.17 times	2.77 times

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)  For the periods ended December 31, 2018 and 2017, the covenant limit is 100%, according to the waiver obtained from the creditor.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.55% as of December 31, 2018 (11.52% in 2017).

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	2018	2017	2018	2017

Total financial charges for the year	91,898	152,785	104,066	178,137
Capitalized financial charges (Note 30)	(18,270)	(37,324)	(35,686)	(74,310)
Subtotal (Note 24)	73,628	115,461	68,380	103,827

Financial charges included in “Properties for sale”:

Opening balance	290,631	329,651	301,025	343,231
Capitalized financial charges	18,270	37,324	35,686	74,310
Charges recognized in profit or loss (Note 23)	(97,436)	(76,344)	(112,904)	(116,516)

Closing balance (Note 6)	211,465	290,631	223,807	301,025

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$552,752 (R$796,800 in 2017).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2018	2017

Ninth placement (i)	-	CDI + 3.00%	January 2021	-	49,877
Tenth placement (ii)	36,667	IPCA + 8.37%	January 2021	49,299	71,011
Eleventh placement – 1st series A (iii)	70,305	CDI + 5.25%	February 2020	69,831	86,825
Twelfth placement (iv) (a)	66,668	CDI + 3.75%	July 2020	65,714	-
Thirteenth placement (v) (b)	80,793	CDI + 3.00%	June 2022	80,822	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				265,666	207,713

Current portion				62,783	88,177
Non-current portion				202,883	119,536

(a)    On May 21, 2018, the Company approved the 12th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of R$76,000, with final maturity in July 2020. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of completion bond related to a specific venture. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3.75% p.a..

(b)    On July 3, 2018, the Company approved the 13th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of R$90,000, with final maturity in June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3%p.a..

In the year ended December 31, 2018, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	50,195	2,054	52,249
(ii)	18,333	9,129	27,462
(iii)	17,505	9,123	26,628
(iv)	9,332	3,737	13,069
(v)	9,207	3,533	12,740
	104,572	27,576	132,148

The current and non-current portions have the following maturities:

	Company and Consolidated
Maturity	2018	2017

2018	-	88,177
2019	62,783	51,530
2020	157,700	68,006
2021	43,391	-
2022	1,792	-
	265,666	207,713

In line with the conditions to the investor’s subscription commitment, the Company renegotiated with creditors the postponement of debt maturities from 2018 and 2019 to 2020 and 2021, which was ratified with the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2018	2017

Ninth placement
Total account receivable (1)plus inventory required to be below zero or 2.0 times over net debt	-	2.77 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	-	126.08%

Tenth placement
Total account receivable (1)plus inventory required to be below zero or 2.0 times over net debt less venture debt (2)	10.63 times	11.83 times
Total debt less venture debt (2), less cash and cash equivalents and short-term investments( (3), cannot exceed 75% of equity plus noncontrolling interests	45.44%	29.54%

(b)

(1) Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2) Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3) Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.  Obligations assumed on assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	2018	2017	2018	2017

Obligation CCI June/2011 - Note 5(i)	376	769	882	1,502
Obligation CCI December/2011 - Note 5(ii)	363	1,729	372	1,827
Obligation CCI July/2012 - Note 5(iii)	10	29	10	29
Obligation CCI November/2012 - Note 5(iv)	-	-	2,547	2,491
Obligation CCI December/2012 - Note 5(v)	3,151	3,796	3,151	3,796
Obligation CCI November/2013 - Note 5(vi)	348	876	1,877	2,850
Obligation CCI November/2014 - Note 5(vii)	1,299	1,772	1,895	3,191
Obligation CCI December/2015 - Note 5(viii)	3,569	5,126	7,797	10,523
Obligation CCI February/2016 - Note 5(ix)	8,863	10,463	9,645	11,287
Obligation CCI May/2016 - Note 5(x)	5,064	7,623	6,790	9,548
Obligation CCI August/2016 - Note 5(xi)	2,985	7,525	3,075	7,574
Obligation CCI December/2016 - Note 5(xii)	7,158	13,710	7,441	14,158
Obligation CCI March/2017 - Note 5(xiii)	11,458	15,357	11,704	15,487
Obligation FIDC	-	37	-	130
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	44,644	68,812	57,186	84,393

Current portion	18,554	23,953	25,046	31,001
Non-current potion	26,090	44,859	32,140	53,392

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2018	2017	2018	2017

2018	-	23,953	-	31,001
2019	18,554	16,588	25,046	20,042
2020	10,326	11,645	12,381	14,068
2021	5,366	7,299	7,791	8,967
2022	2,629	9,327	3,092	10,315
2023 onwards	7,769	-	8,876	-
	44,644	68,812	57,186	84,393

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables --Continued

Transaction (i) was entered into with Banco BTG Pactual S.A. at rates of 11.48% plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios at rates that range between 11.25% and 11.50%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados at rates that range between 10.50% and 11.48%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A.at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

15.  Other payables

	Company		Consolidated
	2018	2017	2018	2017
		(restated)		(restated)
Cancelled contract payable and allowance for cancelled contracts	71,065	85,533	89,461	103,924
Warranty provision	21,940	26,070	21,940	26,070
Deferred sales taxes (PIS and COFINS)	8,284	3,627	9,622	5,446
Provision for net capital deficiency (Note 9.i.d)	8,423	2,630	3,535	2,063
Long-term suppliers(Note 20.i.d)	12,049	2,324	14,734	3,187
Forward transactions – Share Repurchase Program (Note 20.ii a and 20.iii)	38,879	-	38,879	-
Share-based payment - Phantom Shares (Note 18.4)	4,602	4,060	4,602	4,060
Other liabilities	9,418	9,001	11,038	9,288
Total other payables	174,660	133,245	193,811	154,038

Current portion	156,498	126,204	173,951	146,943
Non-current portion	18,162	7,041	19,860	7,095

16.  Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2018 and 2017, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,050	3,124	57,168	158,342
Additional provision (Note 23) (i)	89,704	-	17,931	107,635
Payment and reversal of provision not used (i)	(49,273)	(2,365)	(18,896)	(70,534)
Balance at December 31, 2017	138,481	759	56,203	195,443
Additional provision (Note 23) (i)	150,011	8	22,084	172,103
Payment and reversal of provision not used (ii)	(53,198)	(130)	(23,154)	(76,482)
Balance at December 31, 2018	235,294	637	55,133	291,064

Current portion	116,835	637	20,729	138,201
Non-current portion	118,459	-	34,404	152,863

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23)	89,704	-	18,144	107,848
Payment and reversal of provision not used	(49,247)	(2,365)	(20,817)	(72,429)
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23) (i)	150,140	8	22,284	172,432
Payment and reversal of provision not used (ii)	(53,294)	(130)	(23,576)	(77,000)
Balance at December 31, 2018	235,482	637	57,690	293,809

Current portion	116,835	637	20,729	138,201
Non-current portion	118,647	-	36,961	155,608

(i)    Of this amount: (a) R$ 23,306 refer to the provision related to the lawsuit seeking damages, in view of the rescission of a contract for purchase of land, which decision was awarded in 2015; (b) R$ 23,240 refer to the provision for the fine imposed in March 2017, in view of the supposed fail to repair the common area of a venture located in Rio de Janeiro; (c) R$33,688 refer to the settlement of final and unappealable court decision awarded in April 2018, (d) R$15,000 refer to the provision related to two arbitration cases, and (e) R$26,747 refer to provision related to the lawsuit filed by condominium.

(ii)   Of this amount, R$15,000 refer to the payment in connection with two arbitration cases, and R$5,700 refer to payment of lawsuit related to construction defects of venture which initial responsibility rested with a former shareholder of the Company.

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2018, the Company and its subsidiaries have deposited in court the amount of R$103,701 (R$80,903 in 2017) in the Company’s balance, and R$106,793 (R$83,523 in 2017) in the consolidated balance (Note 7).

	Company		Consolidated
	2018	2017	2018	2017

Civil lawsuits	48,411	40,837	48,992	42,147
Tax proceedings	38,859	24,679	40,031	25,500
Labor claims	16,431	15,387	17,770	15,876
Total (Note 7)	103,701	80,903	106,793	83,523

(i)         As of December 31, 2018, the provisions related to civil lawsuits include R$21,274 (R$23,980 in 2017) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there is judicial deposit in the amount of R$16,361 (R$16,818 in 2017) related to such lawsuits.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims by filing a lawsuit against Cimob and its former and current parent companies the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(ii)     Environmental risk

Considering the diversity of environmental legislation in the federal, state and municipal levels, which may restrict or impede the development of real estate ventures, the Company analyzes all environmental risks, including the possible existence of hazardous or toxic materials, residues, vegetation and proximity of the land to permanent preservation areas, in order to mitigate risks in the development of ventures, during the process of land acquisition for future ventures.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$18,324 in the Company’s and Consolidated statement (R$3,440 in the Company’s and Consolidated statement in 2017).

(iii)    The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018,  against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeidade Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2018, the arbitration is in initial stage, no decision being awarded yet.

(iv)    Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2018, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$318,322 (R$350,843 in 2017) in the Company’s statement and R$319,902 (R$357,089 in 2017) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	Company		Consolidated
	2018	2017	2018	2017

Civil lawsuits	197,090	251,341	197,142	251,402
Tax proceedings	94,341	45,150	94,541	45,240
Labor claims	26,891	54,352	28,219	60,447
	318,322	350,843	319,902	357,089

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(b)     Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2018, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company currently has commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$383 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change. Additionally, in line with Note 32(i), related to the move of the Company’s registered office expected to occur up to April 2019, the monthly cost will be R$88, indexed to the IGP-M/FGV change, and the contract expires in January 2024. The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$5,347, considering the above-mentioned contract expiration, as follows.

Consolidated
Estimate of payment	2018

2019	590
2020	1,095
2021	1,139
2022	1,184
2023 onwards	1,339
5,347

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	2018	2017	2018	2017

Payables for purchase of properties	January 2018 to November 2022	122,072	104,361	137,170	118,201
Present value adjustment		(14,455)	(9,718)	(15,075)	(10,352)
Advances from customers
Development and sales (Note 5)		9,337	61,039	12,069	63,748
Barter transaction - Land(Note30 (i))		117,145	113,608	175,267	137,237

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		234,099	269,290	309,431	308,834

Current portion		82,264	132,098	113,355	156,457
Non-current portion		151,835	137,192	196,076	152,377

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2018	2017	2018	2017

2018	-	132,098	-	156,457
2019	82,265	61,212	113,354	67,632
2020	56,591	40,771	85,504	40,987
2021	44,203	19,553	50,954	19,553
2022	50,130	15,656	58,696	24,205
2023 onwards	910	-	923	-
	234,099	269,290	309,431	308,834

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity

18.1.  Capital

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares at a price per share of R$15.00, of which R$0.01 allocated to capital, and R$14.99 allocated to capital reserve, totaling R$167 and R$250,599, respectively.

Therefore, as of December 31, 2018, the Company's authorized and paid-in capital amounts to R$2,521,319 (R$2,521,152 in 2017), represented by 43,727,589 (28,040,162 in 2017) registered common shares, with no par value, of which 3,943,420 (938,044 in 2017) where held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million, thirty one thousand, eight hundred and seventy six) common shares.

On September 28, 2018, the Company approved the opening of the Share Repurchase Program. The acquired shares will be held in treasury, and may be cancelled, disposed of and/or used later on, up to the limit of 3,516,970 common shares. The maximum period for share acquisition will be 12 (twelve) months, beginning on October 1, 2018 and ending on October 1, 2019.

The Company transferred 17,319 share (112,203 in 2017), in the total amount of R$530 (R$3,435 in 2017) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$418 (R$818 in 2017), and disposed 59,480 shares, for which it received the total amount of R$714.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	2018	2017	2018	2017
2001	11/20/2001	44,462	38.9319	0.11%	751	910	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	3.46%	23,188	28,073	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	8.19%	54,823	66,371	115,265	115,265
2014	Transfers	(405,205)	43.3928	-1.02%	(6,848)	(8,290)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-5.15%	(34,461)	(41,720)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	2.23%	14,948	18,096	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.23%	(1,531)	(1,854)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-5.61%	(37,603)	(45,524)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.84%	5,645	6,834	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.17%	(1,163)	(1,408)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.28%	(1,896)	(2,296)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	33.36%	223,440	-	178,425	-
2018	Transfers	(17,319)	30.6022	-0.04%	(293)	-	(530)	-
2018	Cancellations	(1,030,326)	-	-2.60%	(17,412)	-	-	-
2018	Disposal	(9,168,280)	16.1463	-23.14%	(154,944)	-	(148,034)	-
		3,943,420	14.9490	9.95%	66,644	19,192	58,950	29,089

(*)     Market value calculated based on the closing share price on December 31, 2018 at R$16.90 in 2018(R$20.46 in 2017) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits(Note 16(a)(i)).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2016 adjusted	26,779
Transfer related to the stock option plan	81
Change in shares held by the management members of the Company	112
Outstanding shares as of December 31, 2017	26,972
Subscription of shares	16,718
Transfer related to the stock option plan	17
Repurchase of shares	(13,221)
Disposal of shares	9,168
Cancellation of treasury shares	(1,030)
Change in shares held by the management members of the Company	(25)
Outstanding shares as of December 31, 2018	38,599

Weighted average shares outstanding (Note 27)	41,147

18.2.  Allocation of profit (loss) for the year

According to the Company’s Articles of Incorporation, profit for the year is allocated as follows, after deduction for any accumulated losses and provision for income taxes: (i) 5% to legal reserve, reaching up to 20% of paid-in capital, or when the legal reserve balance plus capital reserves is in excess of 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2018.

In view of the accumulated losses as of December 31, 2018, the allocation of profit or loss for the year is not applicable.

Balance of accumulated losses for 2016	(861,761)
Net loss for 2017	(849,856)
Balance of accumulated losses for 2017	(1,711,617)
Net loss for 2018	(419,526)
Balance of accumulated losses for 2018	(2,131,143)

18.3.  Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2018 and 2017:

	2018	2017

Equity-settled stock option plans (i)	1,304	3,500
Phantom Shares (Note 18.4)	623	1,464
Total option grant expenses (Note 23)	1,927	4,964

(i) In the year ended December 31, 2018, the amount of R$2,104 was reversed because the options of beneficiaries were cancelled for forfeiture.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.3.  Stock option plan --Continued

(i)    Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2018 and 2017, including the respective weighted average exercise prices are as follows:

	2018		2017
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	841,172	16.99	957,358	28.50
Options granted	2,685,474	15.00	-	-
Options exercised (i)	(21,079)	(16.25)	(112,203)	(14.65)
Options cancelled for forfeiture (ii)	(2,252,076)	(15.00)	-	-
Options cancelled and adjustment to number due to the discontinued operations of Tenda, net	(13,934)	(0.09)	(3,983)	(21.07)
Options outstanding at the end of the year	1,239,557	15.58	841,172	16.99

(i) In the year ended December 31, 2018, the amount received through exercised options was R$418 (R$818 in 2017).

(ii)                     Options cancelled for forfeiture as the beneficiaries who would be entitled were dismissed as part of the process of turnaround and streamlining of the corporate structure of the Company (Note 1).

As of December 31, 2018, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,239,557	2.92	15.58	629,938	16.99

During the year ended December 31, 2018, the Company granted 2,685,474 options in connection with its stock option plans comprising common shares (no option grant in 2017).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.3.  Stock option plan --Continued

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

In 2018, the fair value of the options granted totaled R$17,032, which was determined based on the following assumptions. In view of the cancellation of options for forfeiture of beneficiaries, the program’s fair value, considering the remaining options, is R$1,071.

2018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

               (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.4.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2018, the amount of R$4,602 (R$4,060 in 2017), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

	Company		Consolidated
	2018	2017	2018	2017
		(restated)		(restated)
Profit (loss) before income tax and social contribution, and statutory interest	(444,626)	(884,347)	(443,027)	(881,796)
Income tax calculated at the applicable rate - 34%	151,173	300,678	150,629	299,811

Net effect of subsidiaries taxed by presumed profit and RET	-	-	(11,892)	(17,876)
Income from equity method investments	(17,316)	(83,493)	(5,264)	(65,810)
Stock option plan	(443)	(1,190)	(443)	(1,190)
Reversal of goodwill	-	(56,614)	-	(56,614)
Other permanent differences	(968)	(2,169)	(968)	(2,169)
Charges on payables to venture partners	(138)	(429)	211	(1,146)
Net effect on discontinued operations (a)	-	(25,413)	-	(25,413)
Recognized (unrecognized) tax credits	(107,208)	(105,438)	(110,522)	(106,493)
	25,100	25,932	21,751	23,100

Tax expenses - current	-	-	(3,349)	(2,832)
Tax income (expenses) - deferred	25,100	25,932	25,100	25,932

(a)   Effect attributable to discontinued operations not reflected in the profit base before taxes, however, with effect of reducing the tax base of the entity.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution --Continued

(ii)    Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is probable to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

As of December 31, 2018 and 2017, deferred income tax and social contribution are from the following sources:

 (ii)   Deferred income tax and social contribution --Continued

	Company		Consolidated
	2018	2017	2018	2017
Assets		(restated)		(restated)
Provisions for legal claims	98,962	66,451	99,895	67,448
Temporary differences – Deferred PIS and COFINS	15,722	10,117	15,722	10,117
Provisions for realization of non-financial assets	264,022	255,703	264,022	255,703
Temporary differences – CPC adjustment	22,796	20,613	22,796	20,613
Other provisions	11,838	23,397	11,838	23,479
Income tax and social contribution loss carryforwards	356,474	295,860	375,007	310,933
	769,814	672,141	789,280	688,293

Unrecognized tax credits of continued operations	(686,400)	(609,661)	(705,866)	(625,813)
	(686,400)	(609,661)	(705,866)	(625,813)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(67,170)	(104,321)	(67,170)	(104,321)
Income taxed between cash and accrual basis	(63,547)	(30,563)	(63,547)	(30,563)
	(132,786)	(136,953)	(132,786)	(136,953)

Total net	(49,372)	(74,473)	(49,372)	(74,473)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

Company
2018			2017
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,048,452	1,048,452	-	870,176	870,176	-

Deferred tax asset (25%/9%)

262,113	94,361	356,474	217,544	78,316	295,860

Recognized deferred tax asset

15,273	5,498	20,771	23,468	8,449	31,917

Unrecognized deferred tax asset

246,840	88,863	335,703	194,076	69,867	263,943

Consolidated
2018			2017
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,104,648	1,104,648	-	914,509	914,509	-

Deferred tax asset (25%/9%)

276,162	99,418	375,580	228,627	82,306	310,933

Recognized deferred tax asset

15,273	5,498	20,771	23,468	8,449	31,917

Unrecognized deferred tax asset

260,889	93,920	354,809	205,159	73,857	279,016

In the year ended December 31, 2018 and 2017, the credit effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)     Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2018 and 2017, there was no significant credit risk concentration associated with customers.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

In the year ended December 31, 2018, the Company settled the following derivative contract for hedge against interest rate fluctuation.

	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2018	2017

Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	-	404
	Total derivative financial instruments(Note 20.i.d and Note 20.ii.a)					-	404

				Current		-	(5,290)
				Non-current		-	9,030

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments --Continued

During the year ended December 31, 2018, the income amount of R$763 (R$818 in 2017) in the Company’s and consolidated statements, which refers to net proceeds of the interest swap transaction, arising from the payment in the amount of R$404 and the downward market variation of R$1,168, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the effect of such transactions and interest rate fluctuation in the Company’s statement of financial position (Note 24).

Additionally, during the year ended December 31, 2018, in the context of the treasury share repurchase program (Note 18.1), the Company used derivative financial instruments, through forward contracts, to make transactions with shares traded in the market. The contracts entered into total R$38,879 (Note 15), adjusted by the average rate of 0.71% over an average term of 41 days.

       The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses arising from fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from completed real estate units (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, appropriately mitigating liquidity risk to the Company or its subsidiaries (Notes 12 e 13).

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Period ended December 31, 2017	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	252,919	307,680	-	-	560,599
Debentures (Note 13)	62,783	202,883	-	-	265,666
Forward transactions (Note 15)	38,879	-	-	-	38,879
Obligations assumed on assignment of receivables (Note 14)	18,554	15,121	4,929	6,040	44,644
Suppliers (Note 15 and Note 20.ii.a)	116,948	12,049	-	-	128,997
Payables for purchase of properties and advance from customers (Note 17)	82,264	100,793	51,042	-	234,099
	572,347	638,526	55,971	6,040	1,272,884
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	132,007	-	-	-	132,007
Trade account receivable (Note 5)	410,615	132,028	4,335	-	546,978
	542,622	132,028	4,335	-	678,985

Period ended December 31, 2018	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	285,612	338,135	-	-	623,747
Debentures (Note 13)	62,783	202,883	-	-	265,666
Forward transactions (Note 15)	38,879	-	-	-	38,879
Obligations assumed on assignment of receivables (Note 14)	25,046	19,898	5,856	6,386	57,186
Suppliers (Note 15 and Note 20.ii.a)	119,847	14,734	-	-	134,581
Payables for purchase of properties and advance from customers (Note 17)	113,355	136,457	59,619	-	309,431
	645,522	712,107	65,475	6,386	1,429,490
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	137,160	-	-	-	137,160
Trade account receivable (Note 5)	484,879	167,986	6,031	-	658,896
	622,039	167,986	6,031	-	796,056

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2018 and 2017 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	102,827	-	-	104,856	-

	Company			Consolidated
	Fair value classification
As of December 31, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	110,945	-	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-	-	404	-

In the years ended December 31, 2018 and 2017, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(ii)    Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments —Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)      The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)     The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2018 and 2017 are as follows:

	Company
	2018		2017
	Carrying value	Fair value	Carrying value	Fair value	Classification
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	29,180	29,180	7,461	7,461	(*)
Short-term investments (Note 4.2)	102,827	102,827	110,945	110,945	(*)
Derivative financial instruments (Note 20(i)(b))	-	-	404	404	(**)
Trade accounts receivable (Note 5)	546,978	546,978	421,955	421,955	(**)
Loans receivable (Note 21.1)	28,409	28,409	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	560,598	491,198	762,130	806,977	(**)
Debentures (Note 13)	265,666	302,126	207,713	227,655	(**)
Forward transactions – Share repurchase program (Note 15)	38,879	38,879	-	-	(**)
Suppliers	128,997	128,997	88,014	88,014	(**)
Obligations assumed on assignment of receivables(Note 14)	44,644	44,644	68,812	68,812	(**)
Payables for purchase of properties and advance from customers (Note 17)	234,099	234,099	269,290	269,290	(**)
Loans payables (Note 21.1)	15,451	15,451	10,511	10,511	(**)

	Consolidated
	2018		2017
	Carrying value	Fair value	Carrying value	Fair value	Classification
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	32,304	32,304	28,527	28,527	(*)
Short-term investments (Note 4.2)	104,856	104,856	118,935	118,935	(*)
Derivative financial instruments (Note 20(i)(b))	-	-	404	404	(**)
Trade accounts receivable (Note 5)	642,009	642,009	574,203	574,203	(**)
Loans receivable (Note 21.1)	28,409	28,409	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	623,747	555,855	897,185	944,821	(**)
Debentures (Note 13)	265,666	302,126	207,713	227,655	(**)
Forward transactions – Share repurchase program (Note 15)	38,879	38,879	-	-	(**)
Suppliers	134,581	134,581	101,849	101,849	(**)
Obligations assumed on assignment of receivables (Note 14)	57,186	57,186	84,393	84,393	(**)
Payables for purchase of properties and advance from customers (Note 17)	309,431	309,431	308,834	308,834	(**)
Loans payables (Note 21.1)	15,451	15,451	10,511	10,511	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(ii)    Fair value of financial instruments --Continued

a)      Risk of debt acceleration

As of December 31, 2018, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the perform of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

As mentioned in Note 12, in view of the breach of the covenants of a CCB issue, the non-current portions of such transaction were reclassified into short term. This transaction was settled on February 28, 2019, according to Note 32(iv).

The balance of certain bank financing contracts was also reclassified into short term, because of the assignment, in 2016 and 2017, of receivables provided in guarantee to financing contracts, as indicated in Note 12.

The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions, and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2018 and 2017.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	2018	2017	2018	2017
		(restated)		(restated)
Loans and financing (Note 12)	560,599	762,130	623,747	897,185
Debentures (Note 13)	265,666	207,713	265,666	207,713
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(132,007)	(118,406)	(137,160)	(147,462)
Net debt	694,258	851,437	752,253	957,436
Equity	491,317	711,222	493,191	715,069

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2018 and 2017, except swap contracts, which are analyzed through their due dates, describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2018, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI and IPCA;

c)   Accounts receivable and payables for purchase of property, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2018, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.40%, TR rate at 0%, INCC rate at 3.84%, IPCA rate at 3.75% and IGP-M rate at 7.55%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at December 31,  2018. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	715	1,786	3,573	(3,573)	(1,786)	(715)
Loans and financing	Increase/decrease of CDI	(1,862)	(4,654)	(9,308)	9,308	4,654	1,862
Debentures	Increase/decrease of CDI	(1,301)	(3,254)	(6,507)	6,507	3,254	1,301

Net effect of CDI variation		(2,448)	(6,122)	(12,242)	12,242	6,122	2,448

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(178)	(445)	(890)	890	445	178

Net effect of IPCA variation		(178)	(445)	(890)	890	445	178

Accounts receivable	Increase/decrease of INCC	1,375	3,438	6,877	(6,877)	(3,438)	(1,375)
Payables for purchase of properties	Increase/decrease of INCC	(1,144)	(2,861)	(5,721)	5,721	2,861	1,144

Net effect of INCC variation		231	577	1,156	(1,156)	(577)	(231)

Accounts receivable	Increase/decrease of IGP-M	1,896	4,741	9,482	(9,482)	(4,741)	(1,896)

Net effect of IGP-M variation		1,896	4,741	9,482	(9,482)	(4,741)	(1,896)

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	2018	2017	2018	2017

Assets
Current account(a):
Total SPEs	606	1,785	51,624	39,491
Subsidiaries	-	-	43,004	29,697
Jointly-controlled investees	573	1,752	8,587	9,761
Associates	33	33	33	33
Condominium and consortia (b) and thirty party’s works (c)	13,036	12,398	13,036	12,399
Loan receivable (d) (Note 20.ii.a)	28,409	22,179	28,409	22,179
Dividends receivable	12,977	13,876	-	-
	55,028	50,238	93,069	74,069

Current portion	26,619	28,059	64,660	51,890
Non-current	28,409	22,179	28,409	22,179

Liabilities
Current account (a):
Total SPEs and Tenda	(924,152)	(960,491)	(40,713)	(52,686)
Subsidiaries	(899,219)	(926,418)	(15,780)	(18,613)
Jointly-controlled investees	(16,532)	(25,471)	(16,532)	(25,471)
Associates	(8,401)	(8,602)	(8,401)	(8,602)
Loan payable(d) (Note 20.ii.a)	(15,451)	(10,511)	(15,451)	(10,511)
	(939,603)	(971,002)	(56,164)	(63,197)

Current portion	(939,603)	(971,002)	(56,164)	(63,197)
Non-current portion	-	-	-	-

(a)     The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)     Refers to transactions between the lead partner of consortium, partners, and condominiums..

(c)     Refers to operations in third-party’s works.

(d)     The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2019 and are tied to the cash flows of the related ventures.

	Company and Consolidated
	2018	2017	Nature	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,486	4,778	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	685	1,791	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	22,238	15,610	Construction	12% p.a. + IGPM
Total receivable	28,409	22,179

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	4,787	3,887	Construction	6% p.a.
Parque Árvores- Franere, Com. Const. e Imob. Ltda.	7,877	4,673	Construction	6% p.a.
Parque Águas- Franere, Com. Const. e Imob. Ltda.	2,787	1,951	Construction	6% p.a.
Total payable	15,451	10,511	Construction

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties --Continued

In the year ended December 31, 2018 the recognized financial income from interest on loans amounted to R$4,899 (R$2,220 in 2017) in the Company’s  and Consolidated statement (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$218,344 as of December 31, 2018 (R$317,716 in 2017).

22.  Net operating revenue

Company

Consolidated

2018

2017

2018

2017

	(restated)		(restated)

Gross operating revenue

Real estate development, sale, barter transactions and construction services

871,820	472,056	1,006,317	647,781

(Recognition) Reversal of allowance for expected credit losses and cancelled contracts (Note 5)

41,828	187,283	41,828	187,283

Taxes on sale of real estate and services

(81,320)	(42,724)	(87,254)	(48,890)

Net operating revenue

832,328	616,615	960,891	786,174

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

2018

2017

2018

2017

		(restated)		(restated)
Cost of real estate development and sale:
Construction cost	(382,483)	(329,372)	(406,156)	(428,458)
Land cost	(126,985)	(102,714)	(211,962)	(142,544)
Development cost	(24,122)	(24,014)	(28,799)	(31,130)
Provision for loss on realization of properties for sale (Note 6 and 8)	(59,607)	(147,332)	(63,145)	(147,332)
Capitalized financial charges (Note 12)	(97,436)	(76,344)	(112,904)	(116,516)
Maintenance / warranty	(23,203)	(40,505)	(23,203)	(40,506)
Total cost of real estate development and sale	(713,836)	(720,281)	(846,169)	(906,486)

Selling expenses:
Product marketing	(36,385)	(32,569)	(40,137)	(37,407)
Brokerage and sale commission	(23,899)	(25,497)	(29,659)	(29,652)
Customer Relationship Management (CRM) and corporate marketing	(12,825)	(17,227)	(14,386)	(19,815)
Other	(124)	(692)	(249)	(694)
Total selling expenses	(73,233)	(75,985)	(84,431)	(87,568)

General and administrative expenses:
Salaries and payroll charges	(26,562)	(22,069)	(33,921)	(33,547)
Employee benefits	(2,783)	(2,129)	(3,554)	(3,236)
Travel and utilities	(722)	(288)	(922)	(437)
Services	(10,971)	(11,266)	(14,011)	(17,125)
Rents and condominium fees	(4,526)	(3,662)	(5,780)	(5,567)
IT	(8,633)	(8,920)	(11,026)	(13,559)
Stock option plan (Note 18.3)	(1,927)	(4,964)	(1,927)	(4,964)
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	14,750	(13,375)	14,750	(13,375)
Other	(573)	(593)	(698)	(903)
Total general and administrative expenses	(41,947)	(67,266)	(57,089)	(92,713)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(172,103)	(107,635)	(172,432)	(107,848)
Other	(8,907)	5,659	(13,703)	(1,749)
Total other income/(expenses), net	(181,010)	(101,976)	(186,135)	(109,597)

24.  Financial income (expenses)

	Company		Consolidated
	2018	2017	2018	2017
Financial income
Income from financial investments	11,381	17,183	11,955	19,876
Derivative transactions (Note 20.i.b)	763	818	763	818
Financial income on loans (Note 21.i)	4,899	2,220	4,898	2,220
Other financial income	1,251	6,406	1,937	6,819
Total financial income	18,294	26,627	19,553	29,733

Financial expenses
Interest on funding, net of capitalization (Note 12)	(73,628)	(115,461)	(68,380)	(103,827)
Amortization of debenture cost	(4,224)	(5,016)	(4,224)	(5,016)
Payables to venture partners	-	(314)	-	(314)
Banking expenses	(6,107)	(13,644)	(6,919)	(16,714)
Offered discount and other financial expenses	(17,603)	(12,189)	(20,551)	(11,130)
Total financial expenses	(101,562)	(146,624)	(100,074)	(137,001)

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended  December 31, 2018 and 2017, related to the compensation of the Company’s management members are as follows:

	Management compensation
Year ended December 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	5,5	5,0	2,8
Annual fixed compensation (in R$)
Salary / Fees	1,264	3,576	183
Direct and indirect benefits	-	151	-
Others (INSS)	253	715	37
Monthly compensation (in R$)	126	370	18
Total compensation	1,517	4,442	220
Total compensation and profit sharing	1,517	4,442	220

	Management compensation
Year ended December 31, 2017	Board of Directors	Executive Management	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,460	203
Direct and indirect benefits	-	203	-
Others (INSS)	339	692	41
Monthly compensation (in R$)	169	363	20
Total compensation	2,032	4,355	244
Profit sharing (Note 25 (iii))	-	1,625	-
Total compensation and profit sharing	2,032	5,980	244

There is no amount related to expenses with option grant to current management members of the Company for the year ended December 31, 2018 (R$3,317 in 2017).

The maximum aggregate compensation of the Company’s management members for the year 2018 was established at R$23,599 (R$18,739 in 2017), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2018.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2019, was set at 10% of the compensation that, on average, was allocated to each officer of the Company, excluding the benefits, representation allowances and profit sharing (R$261 in 2017)..

(ii)    Sales transactions

In the years ended December 31, 2018 and December 31, 2017 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2018, the Company recorded a reserve for profit sharing amounting to R$14,750 in the Company’s  and Consolidated  statement (expense of R$13,375 in 2017) in the account “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	2018	2017

Executive officers (Note 25.i)	-	1,625
Other employees	-	11,750
Reversal of provision	(14,750)	-
Total profit sharing	(14,750)	13,375

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 27, 2018.

26.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, completion bond, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2018 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	700,601
Civil liability (Directors and Officers – D&O)	154,992
855,593

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earnings (loss) per share

In accordance with CPC 41, the Company is required to report basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each reported year, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, using the weighted average stock price.

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the year ended December 31, 2018 and 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2018	2017
Basic numerator		(restated)
Undistributed loss from continued operations	(419,526)	(858,415)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed profit (loss), available for the holders of common shares	(419,526)	(760,240)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,147	26,891

Basic earnings (loss) per share in Reais	(10,196)	(28,271)
From continued operations	(10,196)	(31,922)
From discontinued operations	-	3,651

Diluted numerator
Undistributed loss from continued operations	(419,526)	(858,415)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed loss, available for the holders of common shares	(419,526)	(760,240)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,147	26,891
Stock options	572	61
Anti-dilution effect	(572)	(61)
Diluted weighted average number of shares	41,147	26,891

Diluted earnings (loss) per share in Reais	(10,196)	(28,271)
From continued operations	(10,196)	(31,922)
From discontinued operations	-	3,651

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the years ended December 31,  2018 and 2017.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2018:

Consolidated
2018

Unappropriated sales revenue of units sold	533,228
Unappropriated estimated cost of units sold	(328,199)
Unappropriated estimated cost of units in inventory	(167,942)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,389,230
Appropriated sales revenue:
Appropriated revenue	889,593
Cancelled contracts – reversed revenue	(33,591)
(b) Net appropriated sales revenue	(856,002)
Unappropriated sales revenue (a+b) (a)	533,228

(ii) Income from damages for cancelled contracts	1,335

(iii) Unappropriated sales revenue of contracts not eligible to revenue recognition	36,011

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in appropriated revenues	131,863
Adjustments in trade accounts receivable	82,847
Income from damages for cancelled contracts	(19,606)
Liabilities – reversal/return due to cancelled contracts	29,410

(v) Unappropriated estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(868,655)
Incurred cost of units:
Construction cost	(561,256)
Cancelled contracts – construction costs	20,800
(b) Net incurred cost	(540,456)
Cost to be incurred of units sold (a+b) (b)	(328,199)

(iii) Unappropriated estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(571,674)
Incurred cost of units (Note 6)	403,732
Unappropriated estimated cost	(167,942)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As of December 31, 2018, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 25.1% (18.0% in 2017).

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	2018	2017	2018	2017

Capital contribution (reduction)	(2,215)	(12,237)	(2,215)	(12,360)
Capitalized financial charges (Note 12)	(18,270)	(37,324)	(35,686)	(74,310)
Physical barter – Land (Note 17)	3,537	(10,209)	38,030	(14,648)
	(16,948)	(59,770)	129	(101,318)

(ii)  Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2018

Loans, financing and debentures (Notes 12 and 13)	(969,843)	(273,510)	6,733	415,059	(4,703)	-	(826,264)
Loans (Note 21.1)	11,668	-	-	(2,169)	3,459	-	12,958
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)	-	-	-	-	(250,599)
	(3,479,327)	(524,276)	6,733	412,890	(1,244)	-	(3,585,224)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2017

Loans, financing and debentures (Notes 12 and 13)	(1,104,897)	(315,231)	13,620	528,252	(11,156)	-	(889,412)
Loans (Note 21.1)	11,668	-	-	(2,169)	3,459	-	12,958
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)				-	(250,599)
	(3,614,381)	(565,997)	13,620	526,083	(7,697)	-	(3,648,372)

31.  Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company provide all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and any documents relating to possible financial or accounting irregularities or improprieties, and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. Until the publication of these financial statements, SEC has not issued any opinion.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.  Subsequent events

(i)      Change of registered office

The Company disclosed a Notice to the Market on January 8, 2019, informing about the signature of a rental contract of a property where the new registered office of the Company will be located, in Condomínio São Luiz, at Av. Pres. Juscelino Kubitschek, 1830, conjunto comercial, nº 32, 3º andar, Bloco 2, Itaim Bibi, in the city of São Paulo, state of São Paulo.

(ii)     Cancellation of treasury shares

In the meeting of the Board of Directors held on January 22, 2019, the cancellation of 370,000 shares was approved, acquired in the scope of the Repurchase Program approved on September 28, 2018 (“Repurchase Program”), without reduction in capital, which is represented by 43,357,589 registered book-entry common shares, with no par value.

(iii)    Change in shareholding

As mentioned in Note 1, on February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to 33.67% stake in the Company were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, became the holder of 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

In the meeting of the Board of Directors held on February 17, 2019, Augusto Marques da Cruz Filho and Oscal Segall were appointed to occupy two vacant positions for a term of office that expires in the following Annual Shareholders’ Meeting. Immediately thereafter, the resignation of Messrs. Mu Hak You and Thiago Hi Joon You as Board members was recorded, the Board of Directors remaining with five effective members.

On February 20, 2019, the Company disclosed a Material Fact informing that the GWI Group, to which GWI Asset Management S.A. belongs, started to hold, in aggregate, a total of 2,199,300 common shares, equivalent to 4.89% of the common shares issued by the Company.

In the meeting of the Board of Directors held on March 13, 2019, in view of the confirmation, by the GWI Group, that it did not formulate, under the terms of the Company’s Articles of Incorporation, a tender offer (“OPA”) by reaching significant shareholding on January 22, 2019, an unanimous resolution was taken to call an Extraordinary Shareholders’ Meeting of the Company to take resolution about the suspension of the GWI Group’s shareholder rights, under the terms of art. 52 of the Company’s Articles of Incorporation. In view of the imminent call of annual and extraordinary shareholders’ meetings of the Company, it was decided that such theme will be included in such meetings. On March 15, 2019, the Board of Directors took the resolution to call the Extraordinary Shareholders’ Meeting to be held on April 15, 2019 (item vi), so that this item is included in such ESM agenda.

Gafisa S.A.

Notes to the financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.  Subsequent events --Continued

(iii)    Change in shareholding --Continued

On March 15, 2019, Messrs. Thomas Reichenheim and Roberto Portella were elected to the remaining positions in the Company’s Board of Directors, whose terms of office will expire in the following Shareholders’ Meeting.

The Board of Directors is thus currently composed of seven members.

(iv)    Settlement of CCB

As mentioned in Note 12, on February 28, 2019, the Company settled the CCB transaction that exceeded the provision set in a restrictive covenant in the total amount of R$24,301.

(v)     Polo Capital Securitizadora

On February 5, 2019, Polo Capital Securitizadora disclosed a material fact informing that the Company started from January 2019 to issue payment slips aiming to receive amounts arising from contracts for assignment of real estate receivables, entered into between the parties. Immediately thereafter, the Company disclosed a notice to shareholders informing that (i) the theme was being disputed at the appropriate level, including in court; (ii) the Polo Group and Gafisa, together with a construction company, partnered to build a venture in Rio de Janeiro, for which the other partners did not make the necessary contribution of funds, equivalent to each ownership interest, totaling the amount receivable by Gafisa of R$22,238 (Note 21.1), which is currently in dispute in an arbitration process. Additionally, the Company informs that these matters are being disputed in court and arbitration process.

(vi)    Extraordinary Shareholders’ Meeting

On March 15, 2019, the Company received a letter signed by Planner Corretora de Valores S.A. and Planner Redwood Asset Management Admnistração de Recursos Ltda. (collectively referred to as “Planner”), in the capacity of administrators of investment funds  that hold, in aggregate, 18.45% stake in Gafisa’s capital, requiring the Company’s Board of Directors to call the Extraordinary Shareholders’ Meeting (ESM), in order to change the administrative structure of Gafisa.

The ESM is scheduled for April 15, 2019, at 9 a.m. at the Company’s registered office.

***

MANAGEMENT STATEMENT ON THE FINANCIAL STATEMENTS

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the year ended December 31, 2018; and

ii)   Management has reviewed and agreed with the interim information for the year ended December 31, 2018.

São Paulo, March 28, 2019

GAFISA S.A.

Management

MANAGEMENT STATEMENT ON THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended December 31, 2018; and

ii)  Management has reviewed and agreed with the interim information for the period ended December 31, 2018.

São Paulo, March 28, 2019

GAFISA S.A.

Management

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Audit Committee’s Meeting

held on March 28, 2018

1. DATE, TIME AND PLACE: On March 28, 2018, at 08:30 a.m. in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: Present all members of the Company’s Audit Committee’s.

3. RESOLUTIONS: The opinion of all the present Audit Committee members, without any restrictions, was to recommend for the Board of Directors the approval of the Board of Directors of the final version of the documents related to the fiscal year ended on 12.31.2018, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of March 28, 2019.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members.

Pedro Carvalho de Mello Chairman	Marcelo Janson Angelini Secretary

Audit Committee members:

Augusto Marques da Cruz Filho	Pedro Carvalho de Mello

Thomas Cornelius Azevedo Reichenheim

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

FISCAL COUNCIL REPORT

The Fiscal Council of Gafisa SA ("Company"), in compliance with legal and statutory provisions, examined the Management Report and Financial Statements for the fiscal year ended December 31, 2018. Based on the examinations made and clarifications provided considering the opinion of the independent auditors - BDO RCS Auditores Independentes, dated March 28, 2019, is of the opinion that the aforementioned documents, in all material respects, are capable of being appraised by the Ordinary Shareholders' Meeting of the Company to be called, under the terms of Law 6,404 / 76.

São Paulo, March 28, 2019.

Fabio Naum Salim Mansur	Marcelo Martins Louro

Olavo Fortes Campos Rodrigues Junior

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 28, 2019

1. Date, Time and Place: On March 28, 2019, at 10:30 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Augusto Marques da Cruz. Secretary: Marcelo Janson Angelini.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided, as set forth in the terms of Article 142, V, Law 6,404/76 and Article 20 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of (i) administration report and Company’s financial statements related to the fiscal year ended on 12.31.2018, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of March 28, 2019.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Augusto Marques da Cruz (Chairman), Marcelo Janson Angelini (Secretary); Board members: Antonio Carlos Romanoski, Augusto Marques da Cruz Filho, Pedro Carvalho de Mello, Roberto Luz Portella e Thomas Cornelius Azevedo Reichenheim.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

FOR IMMEDIATE RELEASE - São Paulo, March 28, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), one of Brazil’s leading homebuilders, today reported its financial results for the fourth quarter ended December 31, 2018.

GAFISA ANNOUNCES
4Q18 and 2018 RESULTS

During 2018, the Company underwent a restructuring process. The R$250.8 million capital increase was concluded in February, lessening immediate cash pressure. In September, a change in the Company’s management led to the establishment of a new turnaround strategy in the last quarter, which focused on structure and cost adjustment including the shutdown of a branch in Rio de Janeiro; the relocation of our headquarters; and the revision of our processes.

This new turnaround strategy should save approximately R$110 million p.a. by reducing (i) headcount by 50%, accounting for savings of R$45 million/year; (ii) marketing by R$40 million/year; (iii) IT by R$18 million/year; (iv) sales stand expenditure by R$4 million; and saving (v) R$4 million/year with the relocation of our headquarters. Part of these gains already materialized in Nov/18 and Dec/18 but will become more evident in upcoming quarters.

Adjustment needs mapped out during 4Q18, such as impairment of land/inventories, the goodwill impairment test to remeasure the 30% stake in Alphaville and reversal/entry of provision, amongst others, were recorded in 4Q18, adversely affecting results by R$276 million.

Thus, Gafisa starts 2019 well-positioned for the  new cycle in the real estate sector, equipped with quality assets and a renowned brand. Our pipeline launches rely on profitable residential projects that are fine-tuned to the market demand and located in the City of São Paulo. In this way, a higher volume of launches are scheduled for the second half of 2019.

Inventory PSV totals R$1.2 billion, with higher market liquidity (73% of total inventory PSV) concentrated in São Paulo residential units.

Dissolutions, which for several years caused an imbalance in various projects, significantly decreased in 2018. The monthly average volume of dissolutions declined from R$34 million in 2017 to R$19 million in 2018. This downward trend should continue in 2019, with the approval of a law that regulates dissolutions. Pursuant to new legislation, developers may retain up to 50% of the amount paid by the consumer in cases where the purchase has been waived, conferring greater legal safety to the sector.

Net debt totaled R$752 million in Dec/18, down 21% from the previous year. Leverage, measured by net debt/shareholders’ equity ratio, jumped to 153% at the end of 2018, mainly impacted by negative results in the period and impairments recorded. Excluding project financing, the net debt/shareholders’ equity ratio was 45%. Funding alternatives are being analyzed to remodel the Company’s ownership structure.

Our expectations for 2019 are positive, the macroeconomic scenario is improving, and the market has begun to show signs of recovery. The growth upturn will occur gradually and sustainably, aiming for a solid performance that will create value for shareholders and stakeholders.

Roberto Luz Portella

CEO, CFO, and Investor Relations Officer

MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Launches	118,936	71,144	67.2%	90,113	32.0%	728,670	553,954	31.5%
Gross Sales	153,406	188,125	-18.5%	216,988	-29.3%	1,040,848	1,131,823	-8.0%
Cancellations	(58,401)	(51,661)	13.0%	(95,407)	-38.8%	(227,677)	(411,658)	-44.7%
Net Pre-Sales	95,005	136,464	-30.4%	121,851	-22.0%	813,172	720,164	12.9%
Speed of Sales (SoS)	7.20%	9.40%	-2.2 p,p,	7.40%	-0.2 p,p,	39.90%	32.00%	7.9 p,p,
Delivered PSV	263,254	346,009	-23.9%	41,171	539.4%	910,255	861,325	5.7%
Inventories	1,225,066	1,318,698	-7.1%	1,581,402	-22.5%	1,225,066	1,581,402	-22.5%

Table 2 – Financial Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17[6]	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Recurring Adjusted Gross Profit¹	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin	24.3%	31.8%	-751 bps	26.8%	-245 bps	30.3%	18.3%	1,200 bps
Recurring Adjusted EBITDA²	29,247	37,776	-23%	44,324	-34%	126,954	(50,828)	-350%
Recurring Adjusted EBITDA Margin	15.2%	15.0%	19 bps	13.0%	220 bps	13.2%	-6.5%	1,968 bps
Recurring Adjusted Net Income	11,559	(19,984)	-158%	(11,459)	1%	(66,186)	(190,065)	-65%
Backlog Revenues	551,270	587,344	-6%	620,821	-11%	551,270	620,821	-11%
Backlog Results ³	196,812	215,778	-9%	215,758	-9%	196,812	215,758	-9%
Backlog Results Margin ³ [5]	35.7%	36.7%	-104 bps	34.8%	95 bps	35.7%	34.8%	95 bps
Net Debt	752,253	765,898	-2%	957,436	-21%	752,253	957,436	-21%
Cash and Cash Equivalents [4]	137,160	194,445	-29%	147,462	-7%	137,160	147,462	-7%
Equity + Minority Shareholders	493,191	871,955	-43%	715,069	-31%	493,191	715,069	-31%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	45.4%	22.7%	2,271 bps	31.4%	1,407 bps	45.4%	31.4%	1,407 bps

¹ Adjusted by capitalized interests and impairment of inventories and land.

² Adjusted by stock option plan expenses (non-cash), minority shareholders, and impairment of inventories, land, and Alphaville.

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent.

6 Resubmitted by adoption of IRFS 15 and IFRS 9.

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Launches	118,936	71,144	67,2%	90,113	32,0%	728,670	553,954	31,5%
Gross Sales	153,406	188,125	-18,5%	216,988	-29,3%	1,040,848	1,131,823	-8,0%
Cancellations	(58,401)	(51,661)	13,0%	(95,407)	-38,8%	(227,677)	(411,658)	-44,7%
Net Pre-Sales	95,005	136,464	-30,4%	121,851	-22,0%	813,172	720,164	12,9%
Speed of Sales (SoS)	7,20%	9,40%	-2,2 p,p,	7,40%	-0,2 p,p,	39,90%	32,00%	7,9 p,p,
Delivered PSV	263,254	346,009	-23,9%	41,171	539,4%	910,255	861,325	5,7%

Launches

The Company launched one project in 4Q18, the Scena Tatuapé, with total PSV of R$118.9 million, which, when added to other launches in the year, totaled R$728.7 million in 2018, 31.5% higher than the total volume launched in 2017. In 4Q18, the estimated launch of three other projects with a PSV of approximately R$320 million was postponed to 2019. One of the projects was located in an oversupplied region; the two other projects, located in regions that did not reach an adequate development level, required adjustments.

Table 4 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
Upside Paraíso	São Paulo/SP	2Q18	147,949
Belvedere Lorian	Osasco/SP	2Q18	165,130
MOOV Belém	São Paulo/SP	2Q18	86,797
Vision Pinheiros	São Paulo/SP	3Q18	71,144
Scena Tatuapé	São Paulo/SP	4Q18	118,936
TOTAL			728,671

Sales

In 4Q18, gross sales totaled R$153.4 million, down 18.5% quarter-over-quarter and 29.3% year-over-year. This quarter was a period marked by transformation. Sales lists and several business conditions were reassessed, with the goal of preserving margin and profitability. For instance, we increased the percentage of clients’ down payments, which had the initial effect of reducing the speed of sales in the quarter—but will ensure healthier sales and fewer dissolutions going forward.

In the last 12 months, gross sales totaled R$1.04 billion in 2018 versus R$1.13 billion in 2017.

Dissolutions came to R$58.4 million in 4Q18, 38.8% lower than in 4Q17, despite a significantly higher volume of projects delivered year-over-year. Dissolutions reached R$227.7 million in 2018, reflecting a consistent downward trend (-44.7% p.a.). The average monthly dissolutions decreased from R$34.3 million in 2017 to R$19 million in 2018.

The net pre-sales totaled R$95 million in 4Q18. In 2018, net pre-sales came to R$813.2 million, 12.9% higher than in 2017.

Sales Over Supply (SoS)

Quarterly SoS was 7.2% in 4Q18, in line with the same period in the previous year. In the last 12 months, SoS reached 40%, 8 p.p. higher than in 4Q17, bolstered by inventory sales and launch successes. With 100% sales, Upside Pinheiros, a project launched in 1Q18, was the highlight.

Inventory (Property for Sale)

Inventory at market value was R$1.225 billion in 4Q18, down 7.1% quarter-over-quarter. This decrease can be attributed to sales in the period as well as sales prices in the quarter that were adjusted with the aim of pricing inventory units at actual market value.

Table 5 – Inventory at Market Value 4Q18 x 3Q18 (R$ 000)

	Inventories 3Q18	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 4Q18	Q/Q(%)
São Paulo	1,091,812	118,936	46,269	(142,234)	(80,770)	1,034,013	-5.3%
Rio de Janeiro	176,596	-	11,567	(7,253)	(37,747)	143,163	-18.9%
Other Markets	50,290	-	564	(3,919)	954	47,890	-4.8%
Total	1,318,698	118,936	58,401	(153,406)	(117,563)	1,225,066	-7.1%

¹ Adjustments reflect the updates related to the project scope, launch date, and pricing update in the period.

The positive inventory sales performance decreased inventory turnover from 25 months in 4Q17 to 18 months at the end of 2018.

We emphasize that out of R$460.6 million finished units, approximately 60% are residential units, which should contribute to sustaining the current level of inventory turnover and the monetization of these assets over the upcoming months. In addition, we point out that 73.5% of total inventory are residential units located in the state of São Paulo, where we are well-positioned to seize opportunities that result from the economic upturn.

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 4Q18
São Paulo	181,745	75,514	365,287	127,304	284,164	1,034,013
Rio de Janeiro	-	-	-	-	143,163	143,163
Other Markets	-	-	14,647	-	33,243	47,890
Total	181,745	75,514	379,934	127,304	460,570	1,225,066

Table 7 – Inventory at Market Value – Commercial x Residential Breakdown - (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	900,948	133,065	1,034,013
Rio de Janeiro	41,905	101,258	143,163
Other Markets	47,890	-	47,890
Total	990,743	234,323	1,225,066

Delivered Projects and Transfer

In 4Q18 alone, the Company delivered four projects totaling 549 units, with total PSV reaching R$263.3 million, fives times higher than the R$41.1 million seen in 4Q17. Currently, Gafisa has 14 projects underway, four of which will start works in 2019.

Table 8 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%	PSV % R$000
Mood Lapa	May/18	Aug/15	Rio de Janeiro/RJ	100%	153	87,775
Smart Vila Madalena	Jun/18	Oct/15	São Paulo/SP	100%	230	82,190
Vision Paulista	Jun/18	Apr/15	São Paulo/SP	100%	200	88,151
Barra Viva 2	Jun/18	Sep/15	São Paulo/SP	50%	221	21,462
Barra Viva 1 – Torre Alegria	Jun/18	Aug/16	São Paulo/SP	50%	221	21,414
Vision Capote Valente	Jul/18	Nov/15	São Paulo/SP	100%	151	97,414
Bosque Marajoara	Aug/18	Jun/15	São Paulo/SP	100%	339	164,691
Smart Santa Cecília	Sep/18	Oct/15	São Paulo/SP	100%	290	83,904
Scena Alto da Lapa	Oct/18	Oct/15	São Paulo/SP	100%	42	52,119
Alphamall	Nov/18	Sep/15	Rio de Janeiro/RJ	100%	53	24,272
Hermann Jr	Dec/18	Oct/15	São Paulo/SP	100%	22	111,343
Barra Vista	Dec/18	Dec/16	São Paulo/SP	50%	432	75,520
Total 4Q18					549	263,254
Total 2018					2,354	910,255

PSV transferred in 4Q18 was up 10%, reaching R$82.4 million year-over-year, boosted by higher PSV of projects delivered. In 2018, PSV transferred totaled R$321.3 million, down 27.2% from 2017. This reduction is because approximately 71% of PSV delivered in the quarter occurred in December (Hermann Jr and Barra Vista), with transfer foreseen in the first quarter of 2019.

Table 9 – Transfer and Deliveries - (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
PSV Transferred¹	82,400	93,027	-11.42%	74,824	10.13%	321,262	441,217	-27.19%
Delivered Projects	4	3	33.33%	1	300.00%	12	9	33.33%
Delivery Units	549	780	-29.62%	293	87.37%	2,354	2,182	7.88%
Delivered PSV²	263,254	346,009	-23.92%	41,171	539.42%	910,255	861,325	5.68%

¹ PSV transferred refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.75 billion, represents 32 potential projects/phases, totaling 6,620 units. Approximately 70% of land was acquired through swaps and was mostly located in the city of São Paulo.

Table 10 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,410,522	79.2%	73.6%	5.5%	4,816	5,107
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Other Markets	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,753,594	69.8%	66.2%	3.6%	6,620	7,319

¹ The PSV (% Gafisa) reported is net of swap and brokerage rate.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 11 – Changes in the Landbank (4Q18 x 3Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,645,527	-	118,936	-	(116,069)	2,410,522
Rio de Janeiro	1,230,529	-	-	-	(481,784)	748,745
Other Markets	43,074	-	-	-	551,253	594,327
Total	3,919,130	-	118,936	-	(46,600)	3,753,594

*The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenues rose to R$960.9 million in 2018, up by 22% from 2017, driven by higher sales volume and work evolution in the period. In 4Q18, nearly 30,5% of net revenue is related to projects launched during 2018, reflecting our launches assertiveness.

Table 12 – Revenue Recognition (R$ 000)

	4Q18				4Q17¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Receita
2018	36,296	38.2%	58,808	30.5%	-	-	-	-
2017	10,673	11.2%	20,911	10.8%	52,872	43.5%	40,021	11.7%
2016	25,612	27.0%	70,009	36.3%	22,514	18.5%	58,834	17.2%
2015	17,262	18.2%	39,249	20.3%	31,236	25.7%	152,215	44.5%
<2014	5,161	5.4%	3,939	2.0%	14,959	12.3%	90,987	26.6%
Total	95,005	100%	192,917	100.0%	121,581	100%	342,057	100.0%

    ¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

Gross Profit & Margin

In 4Q18, gross profit & margin were impacted by provisions totaling R$63.1 million, deriving from impairment of certain plots of land and inventory units. Excluding the effect of these adjustments, recurring adjusted gross profit recorded in 4Q18 totaled R$46.9 million versus approximately R$91.6 million in 4Q17. In the last 12 months, recurring adjusted gross profit totaled R$290.8 million in 2018, twice higher than the amount recorded in 2017. Recurring adjusted gross margin in 2018 was 30.3%, 12 p.p. higher than in 2017.

Table 13 – Gross Margin (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-23.7%	831 bps	11.9%	-15.3%	2,724 bps
(-) Financial Costs	(13,506)	(31,584)	-57%	(25,399)	-47%	(112,904)	(116,515)	-3%
Adjusted Gross Profit²	(16,204)	80,330	-120%	(55,712)	-71%	227,626	(3,797)	-6,095%
Adjusted Gross Margin²	-8.4%	31.8%	-4,024 bps	-16.3%	789 bps	23.7%	-0.5%	2,417 bps
(-) Inventory and landbank adjustment	(63,145)	-	-	(147,332)	-57%	(63,145)	(147,332)	-57%
Recurring Adjusted Gross Profit³	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin³	24.3%	31.8%	-751 bps	26.8%	-245 bps	30,3%	18.3%	1,200 bps

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.
² Adjusted by capitalized interests.
³ Adjusted by impairment of land and inventories.

Selling, General, and Administrative Expenses (SG&A)

Selling, general, and administrative expenses totaled R$6.6 million, 85% below 3Q18 and 86% below 4Q17. In the last 12 months, selling, general, and administrative expenses totaled R$141 million, down 22% from 2017.

Selling expenses totaled R$11.4 million, down 45% from 3Q18 due to a reduction in i) product marketing and selling expenses, reflecting the gains earned during the 4Q18 turnaround process; and ii) brokerage and sales commission expenses, reflecting lower sales volume in the period. In 2018, the decrease was 4% versus 2017.

General and administrative expenses totaled R$4.7 million, down 121% from 3Q18 mainly due to (i) the net reversal of bonus provisions for the previous year and current year, amounting to R$14.8 million in 2018; (ii) reduced services expenses; and (iii) lower salaries and charges expenses. In the last 12 months, general and administrative expenses decreased from R$92.7 million in 2017 to R$57.1 million in 2018 due to a reversal of provision for bonus mentioned above as well as lower services and IT expenses.

Table 14 – SG&A Expenses (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Selling Expenses	(11,389)	(20,653)	-45%	(24,399)	-53%	(84,431)	(87,568)	-4%
G&A Expenses	4,752	(22,300)	-121%	(24,165)	-120%	(57,089)	(92,713)	-38%
Total SG&A Expenses	(6,637)	(42,953)	-85%	(48,564)	-86%	(141,520)	(180,281)	-22%

In contrast to other periods in the year, the total amount of other operating expenses reached R$251.4 million in 4Q18, 67% higher than in 4Q17. A significant amount of this total, 45% or R$112.8 million derived from the goodwill impairment test to remeasure the 30% stake in Alphaville, yearly conducted based on the future profitability estimate or when circumstances indicate impairment losses.

Another relevant impact in the quarter was the expense relating to provision for contingencies. During the revision of contingency proceedings, we identified a provisioning need for four relevant contingencies: (i) execution referring to the loss of suit totaling R$33.7 million; (ii) indemnification in affirmative covenant involving former shareholder of the Company, in the amount of R$26.7 million; (iii) lawsuit referring to construction guarantee totaling R$23.2 million, the injunction of which was granted relief on March 7, 2017 ; and (iv) indemnification due to land dissolution, with judgment rendered on September 9, 2015, totaling R$23.3 million. Furthermore, it is important to note that the impairment of software reached approximately R$5 million.

Table 15 – Other Operating Revenues/Expenses (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
Litigation Expenses	(127,668)	(17,241)	640%	(46,417)	175%	(172,432)	(107,848)	60%
Impairment of Alphaville	(112,800)	-	-	(101,953)	11%	(112,800)	(101,953)	11%
Impairment of Software	(4,963)	-	-	(710)	599%	(4,963)	(710)	599%
Others	(6,003)	(337)	1,681%	(1,166)	415%	(8,741)	(1,039)	741%
Total	(251,434)	(17,578)	1,330%	(150,246)	67%	(298,936)	(211,550)	41%

Adjusted EBITDA

Recurring adjusted EBITDA (excluding litigation expenses and the impairment of inventories, land, software and investment losses in Alphaville) amounted to positive R$127 million in 2018 versus negative R$50,8 million in 2017. In 4Q18, adjusted EBITDA according to the same criteria totaled positive R$29.3 million, 34% below 4Q17.

Table 16 – Adjusted EBITDA (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Income (Loss)	(297,017)	(37,225)	698%	(372,998)	-20%	(419,526)	(760,240)	-45%
Discontinued Operation Result	-	-	-	-	-	-	(98,175)	-100%
(+) Inventory and landbank adjustment	63,145	-	-	147,332	-57%	63,145	147,332	-57%
Adjusted Net Income	(233,872)	(37,225)	528%	(225,666)	4%	(356,381)	(711,083)	-50%
(+) Financial Results	22,310	19,179	16%	24,249	-8%	80,521	107,268	-25%
(+) Income Tax / Social Contribution	(24,085)	670	-3,695%	(24,773)	-3%	(21,751)	(23,100)	-6%
(+) Depreciation and Amortization²	5,772	6,393	-10%	6,084	-5%	21,290	32,046	-34%
(+) Capitalized Interest	13,506	31,584	-57%	25,399	-47%	112,904	116,515	-3%
(+) Expenses w Stock Option Plan	15	634	-98%	2,067	-99%	1,927	4,964	-61%
(+) Minority Shareholders	170	(700)	-124%	(161)	-206%	(1,750)	(281)	523%
(+) AUSA Income Effect	-	-	-	62,569	-100%	-	186,856	-100%
(+) AUSA loss on investment realization Effect	112,800	-	-	127,429	-11%	112,800	127,429	-11%
(+) Litigation Expenses	127,668	17,241	640%	46,417	175%	172,432	107,848	60%
(+) Impairment of Software	4,963	-	-	710	599%	4,963	710	599%
Recurring Adjusted EBITDA³	29,247	37,776	-23%	44,324	-34%	126,954	(50,828)	-350%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

² Adjusted by goodwill impairment test to remeasure the acquisition of Alphaville.

³ Adjusted by capitalized interests, litigation and stock option plan expenses (non-cash), minority shareholders, and impairment of inventories, land, software and Alphaville.

Financial Result

In 4Q18, financial results totaled R$4.3 million, down 29% quarter-over-quarter, reflecting lower balance of cash and cash equivalents in the period; and down 28% year-over-year, due to the interest rate drop in the period. Financial expenses reached R$26.7 million in 4Q18, 12% lower than in 4Q17 due to reduced interest rates on funding in view of a lower level of indebtedness. Thus, 4Q18 reported a negative net financial result of R$22.3 million, compared to a negative net financial result of R$24.3 million in 4Q17.

In the last 12 months, the net financial result was negative R$80.5 million versus a net loss of R$107.3 million in 2017.

Taxes

In 4Q18, income tax and social contribution had a positive impact of R$24 million, reflecting a tax credit of R$26 million deriving from the goodwill impairment recorded in the Alphaville investment. For this reason, the provision for income tax and social contribution (IR/CSLL) had a positive impact of R$21.8 million in 2018.

Net Result

As a result of effects mentioned above, 4Q18’s recorded a positive result of R$11.6 million, compared to a net loss of around R$20 million in 3Q18 and in line with R$11.5 million in 4Q17, excluding results from the impairment of inventories, land, and goodwill of the stake in Alphaville. In the last 12 months, recurring adjusted net loss was R$66.2 million versus R$190.1 million in 2017.

Table 17 – Net Result (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	-44%	960,891	786,174	22%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-23.7%	8,312 bps	11.9%	-15.3%	2,724 bps
(-) Financial Costs	(13,506)	(31,584)	-57%	(25,399)	-47%	(112,904)	(116,515)	-3%
(-) Inventory and landbank adjustment	(63,145)	-	-	(147,332)	-57%	(63,145)	(147,332)	-57%
Recurring Adjusted Gross Profit	46,942	80,330	-42%	91,620	-49%	290,771	143,535	103%
Recurring Adjusted Gross Margin	24.3%	31.8%	-751 bps	26.8%	2,453 bps	30.3%	18.3%	1,200 bps
Adjusted Net Income²	(233,872)	(37,225)	528%	(225,666)	4%	(356,381)	(612,908)	-42%
( - ) Equity income from Alphaville	-	-	-	(62,569)	-100%	-	(186,856)	-100%
( - ) Loss of investment in Alphaville	(112,800)	-	-	(127,429)	-11%	(112,800)	(127,429)	-11%
(-) Litigation Expenses	(127,668)	(17,241)	640%	(46,417)	175%	(172,432)	(107,848)	60%
(-) Impairment of Software	(4,963)	-	-	(710)	599%	(4,963)	(710)	599%
Recurring Adjusted Net Result³	11,559	(19,984)	-158%	11,459	1%	(66,186)	(190,065)	-65%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

² Adjusted by impairment of inventories and land.

³ Adjusted by capitalized interests, litigation expenses, impairment of inventories, land, software and Alphaville.

Backlog of Revenues and Results

The balance of backlog revenues totaled R$196.8 million in 4Q18, with a margin to be recognized of 35.7%, 95 basis points higher than in 4Q17.

Table 18 – Backlog Results (REF) (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)
Backlog Revenues	551,270	587,344	-6%	620,821	-11%
Backlog Costs (units sold)	(354,458)	(371,566)	-5%	(405,064)	-12%
Backlog Results	196,812	215,778	-9%	215,758	-9%
Backlog Margin	35.7%	36.7%	-104 bps	34.8%	95 bps

Note: Backlog    results  net of  PIS/COFINS  taxes ( 3.65%)  and     excluding  the   impact   of  PVA(Present Value Adjustment)   method     according  to  Law No. 11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On December 31, 2018, cash and cash equivalents and marketable securities totaled R$137.2 million.

Receivables

At the end of 4Q18, total accounts receivable totaled R$1.2 billion, down 13% versus 3Q18. Of this amount, R$642 million were already recognized in the balance sheet, and R$468 million are expected to be received in 2019.

Table 19 – Total Receivables (R$ 000)

	4Q18	3Q18	Q/Q(%)	4Q17	Y/Y (%)
Receivables from developments (off balance sheet)	572,154	609,594	-6%	644,340	-11%
Receivables from PoC- ST (on balance sheet)	467,992	569,166	-18%	374,886	25%
Receivables from PoC- LT (on balance sheet)	174,018	214,405	-19%	199,317	-13%
Total	1,214,164	1,393,165	-13%	1,218,543	-0,4%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 20 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables from PoC	642,010	467,992	108,726	59,753	1,413	4,126

Cash Generation

Cash generation totaled R$13.7 million in 4Q18 due to greater control of expenses in the quarters, a result of the Company’s turnaround process.

Table 21 – Cash Generation (R$ 000)

	1Q18	2Q18	3Q18	4Q18
Availabilities [1]	204,938	212,897	194,445	137,160
Change in Availabilities (1)	57,476	7,959	(18,452)	(57,285)
Total Debt + Investor Obligations	983,468	964,770	960,344	889,413
Change in Total Debt + Investor Obligations (2)	(121,430)	(18,698)	(4,426)	(70,931)
Capital Increase (3)	250,766	-	-	-
Cash Generation in the period (1) - (2) - (3)	(71,860)	26,657	(14,026)	13,646
Final Accumulated Cash Generation	(71,860)	(45,203)	(59,229)	(45,583)

  ¹ Cash and cash equivalents. and marketable securities.

Liquidity

In 4Q18, net debt reached R$752.3 million, down 21.0% year-over-year.

Table 22 – Debt and Investor Obligations (R$ 000)

	4Q18	3Q18	Y/Y(%)	4Q17	Y/Y (%)
Debentures – Working Capital (A)	265,666	281,325	-6%	207,713	28%
Project Financing SFH – (B)	528,140	567,696	-7%	733,103	-28%
Working Capital (C)	95,607	111,323	-14%	164,082	-42%
Total Debt (A)+(B)+(C)= (D)	889,413	960,344	-7%	1,104,898	-20%
Cash and Availabilities ¹ (E)	137,160	194,446	-29%	147,462	-7%
Net Debt (D)-(E) = (F)	752,253	765,898	-2%	957,436	-21%
Equity + Minority Shareholders (G)	493,191	871,955	-43%	715,069	-31%
(Net Debt) / (Equity) (F)/(G) = (H)	152.5%	87.8%	6,469 bps	133.9%	1,863 bps
(Net Debt – Proj, Fin,) /Equity ((F)-(B))/(G) = (I)	45.4%	22.7%	2,271 bps	31.4%	1,407 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 4Q18 with R$348.4 million in total short-term debt, 39% of total debt versus 51.5% at the end of 4Q17. We point out that during 2018, the Company amortized approximately R$639.4 million of debts contracted. On December 31, 2018, the consolidated debt average cost was 11.44% p.a., or 178.2% of CDI accumulated in 2018.

                                                    Table 23 – Debt Maturity (R$ 000)

	Average Cost (a.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	265,666	62,783	157,700	43,391	1,792
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	528,140	250,935	201,035	76,170	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	95,607	34,678	15,583	45,346	-
Total (A)+(B)+(C) = (D)		889,413	348,396	374,318	164,907	1,792
Obligations with investors (E)		-	-	-	-	-
Total Debt (D)+(E) = (F)		889,413	348,396	374,318	164,907	1,792
% of Total Maturity per period			39%	42%	19%	0.2%
Project debt maturing as % of total debt (C)/ (F)			72%	54%	46%	-
Corporate debt maturing as % of total debt ((A)+(C) + (E))/ (F)			28%	46%	54%	100%
Ratio Corporate Debt / Mortgage	40.6% / 59.4%

SUBSEQUENT EVENTS

New Headquarters Address

On January 8, 2019, a lease agreement was signed for the Company’s new headquarters in São Luiz Condominium, at Av. Pres. Juscelino Kubitschek, 1830. With our headquarters moving to a location better-suited to us, there will be a reduction in leasing, condominium, and IPTU (municipal real estate tax) expenses by approximately R$4 million p.a.

Change in Relevant Shareholding

GWI’s reduced stake

On February 14, 2019, the GWI Group reduced its stake in the Company to 7.70% of common shares issued by the Company (3,338,600 shares). On February 20, 2019, GWI Group then held 2,199,300 shares, accounting for 4.89% of the Company’s capital stock, no longer holding relevant shareholding in Gafisa.

Planner’s increased interest

On February 14, 2019, Planner, by means of investment funds managed by it, reached an equity interest of eight million (8,000,000) common shares issued by Gafisa, corresponding to 18.45% of total common shares issued by the Company. In a notice sent to the Company, Planner stated its intention to change Gafisa’s administrative structure, undertaking to keep the market informed on this issue.

Change in the Board of Directors

On February 17, 2019, the following Messrs. were elected to hold two remaining positions in the Company’s Board of Directors, with terms lasting until the next General Meeting of the Company:

Augusto Marques da Cruz Filho:  Augusto holds a PhD in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Economic and Administration University of the University of São Paulo (FEA-USP), and attended Abroad Developmente in Insead – Institut Européen d’Aministration des Affaires. For 11 years he has occupied various roles at Grupo Pão de açúcar: Executive Officer, Administrative and Financial Officer, and Chief Officer until leaving the position in 2005. Between 2005 and 2010 he was a member of the Board of Directors and Audit Committee of B2W. Since April 2016, he has been President of the Board of Directors of BR Distribuidora. He is also a member of the Board of Directors of JSL S.A. and General Shopping.

Oscar Segall: Oscar is a strong figure in the Brazilian real estate market. He co-founded Klabin Segall and headed BTG Pactual’s real estate department. He led the launch of over 130 projects, delivered more than 25,000 units, and won several real estate awards. In addition to his vast experience in the domestic market, Oscar has experience buying and selling land in the US market and developing real estate projects.

On this same date, Messrs. Mu Hak You and Thiago Hi Joon You tendered their resignation as members of the Board of Directors, which continues being composed of five (5) sitting members.

On March 15, 2019, the following Messrs. were elected to hold two remaining positions in the Company’s Board of Directors, with a term of office until the next Shareholders’ Meeting of the Company:

                Thomas Reichenheim: he holds a degree in Business Administration from Getúlio Vargas Foundation (1972) and in Law from FMU (Faculdades Metropolitanas Unidas) - 1972. Mr. Reichenheim is a former officer of several companies, notably, Banco Auxiliar, Banco Auxiliar de Investimento, Auxiliar Seguradora, La Fonte Fechaduras, and LFTel S.A. He is the general partner of Carisma Comercial Ltda., T.R Portfolios Ltda. and advisor in IPOs and financial institutions.

Roberto Portella: he is a partner of the law firm Demarest Almeida, Advisory Sector, member of the Legal Committee of the American Chamber for Brazil (AMCHAN-SP), member of Petro S.A.’s Fiscal Council.

The Board of Directors is now composed of 7 sitting members.

Annual Shareholders’ Meeting

In view of the nomination of new members of the Board of Directors, and the new composition of the Audit Committee, with a 2/3 change of its members to better assess the financial statements, the Company altered the date of the Annual Shareholders’ Meeting from April 24, 2019, to April 30, 2019.

Extraordinary Shareholders’ Meeting

On March 15, 2019, the Company received a letter from Planner Corretora de Valores S.A. and Planner Redwood Asset Management Administração de Recursos Ltda. (both jointly referred to as “Planner”), in the capacity of investment fund managers, which jointly hold 18.55% of Gafisa’s capital stock, requesting the Company’s Board of Directors to call for an Extraordinary Shareholders’ Meeting (“ESM”). Referred Planner’s call for an ESM follows its intention of altering Gafisa’s administrative structure.

The Extraordinary Shareholders’ Meeting is scheduled for April 15, 2019, at 9:00 a.m. at the Company’s headquarters.

São Paulo, March 28, 2019.

Alphaville Urbanismo SA released its results for the fourth quarter of 2018.

Financial Results

In 4Q18, net revenue came in at negative R$32 million and net loss totaled R$222 million.

	4Q18	4Q17	12M18	12M17	4Q18 vs. 4Q17	2018 vs. 2017
Net revenue	-32	-45	69	108	-29%	-36%
Net Income	-222	-350	-755	-764	-37%	-1%

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	4Q18	3Q18	Q/Q (%)	4Q17¹	Y/Y (%)	12M18	12M17¹	Y/Y (%)
Net Revenue	192,917	252,306	-24%	342,057	44%	960,891	786,174	22%
Operating Costs	(222,627)	(203,560)	9%	(423,168)	-47%	(846,169)	(906,486)	-7%
Gross Profit	(29,710)	48,746	-161%	(81,111)	-63%	114,722	(120,312)	-195%
Gross Margin	-15.4%	19.3%	-3,472 bps	-6.5%	-892 bps	11.9%	-15.3%	2,724 bps
Operating Expenses	(268,912)	(66,822)	302%	(292,572)	-8%	(477,228)	(654,216)	-27%
Selling Expenses	(11,389)	(20,653)	-45%	(24,399)	-53%	(84,431)	(87,568)	-4%
General and Administrative Expenses	4,752	(22,300)	-121%	(24,165)	-120%	(57,089)	(92,713)	-38%
Other Operating Revenue/Expenses	(251,434)	(17,578)	1,330%	(150,246)	67%	(298,935)	(211,550)	41%
Depreciation and Amortization	(5,772)	(6,393)	-10%	(31,560)	-82%	(21,290)	(57,522)	-63%
Equity Income	(5,069)	102	-5,070%	(62,202)	-92%	(15,483)	(204,863)	-92%
Operational Result	(298,622)	(18,076)	1,552%	(373,683)	-20%	(362,506)	(774,528)	-53%
Financial Income	4,342	6,130	-29%	6,053	-28%	19,553	29,733	-34%
Financial Expenses	(26,652)	(25,309)	5%	(30,302)	-12%	(100,074)	(137,001)	-27%
Net Income Before Taxes on Income	(320,932)	(37,255)	761%	(397,932)	-19%	(443,027)	(881,796)	-50%
Deferred Taxes	25,100	-	-	25,932	-3%	25,100	25,932	-3%
Income Tax and Social Contribution	(1,015)	(670)	51%	(1,159)	-12%	(3,349)	(2,832)	18%
Net Income After Taxes on Income	(296,847)	(37,925)	683%	(373,159)	-20%	(421,276)	(858,696)	-51%
Continued Op. Net Income	(296,847)	(37,925)	683%	(373,159)	-20%	(421,276)	(858,696)	-51%
Discontinued Op. Net Income	-	-	-	-	-	-	98,175	-100%
Minority Shareholders	170	(700)	-124%	(161)	-206%	(1,750)	(281)	523%
Net Income	(297,017)	(37,225)	698%	(372,998)	-20%	(419,526)	(760,240)	-45%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

Consolidated Balance Sheet

	4Q18	3Q18	Q/Q (%)	4Q17¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	32,304	7,931	307%	28,527	13%
Securities	104,856	186,515	-44%	118,935	-12%
Receivables from clients	467,993	569,166	-18%	374,886	25%
Properties for sale	890,460	858,726	4%	990,286	-10%
Other accounts receivable	106,943	104,116	3%	110,626	-3%
Prepaid expenses and other	2,668	3,184	-16%	5,535	-52%
Land for sale	78,148	34,212	128%	102,352	-24%
Non-current asset for sale	-	-	-	-	-
SubTotal	1,683,371	1,763,850	-5%	1,731,147	-3%

Long-term Assets
Receivables from clients	174,017	214,405	-19%	199,317	-13%
Properties for sale	198,941	263,937	-25%	339,797	-41%
Other	123,603	116,874	6%	86,351	43%
Subtotal	496,561	595,216	-17%	625,465	-21%
Intangible, Property and Equipment	31,843	43,047	-26%	40,622	-22%
Investments	314,505	465,438	-32%	479,126	-34%

Total Assets	2,526,280	2,867,551	-12%	2,876,360	-12%

Current Liabilities
Loans and financing	285,612	170,171	68%	481,073	-41%
Debentures	62,783	31,196	101%	88,177	-29%
Obligations for purchase of land advances from customers	113,355	145,468	-22%	156,457	-28%
Material and service suppliers	119,847	106,363	13%	98,662	21%
Taxes and contributions	57,276	56,822	1%	46,430	23%
Other	400,142	297,503	35%	385,444	4%
Subtotal	1,039,015	807,523	29%	1,256,243	-17%

Long-term liabilities
Loans and financings	338,135	508,848	-34%	416,112	-19%
Debentures	202,883	250,129	-19%	119,536	70%
Obligations for Purchase of Land and advances from customers	196,076	207,765	-6%	152,377	29%
Deferred taxes	49,372	74,473	-34%	74,473	-34%
Provision for Contingencies	155,608	98,557	58%	82,063	90%
Other	52,000	48,301	8%	60,487	-14%
Subtotal	994,074	1,188,073	-16%	905,048	10%

Shareholders’ Equity
Shareholders’ Equity	491,317	870,252	-44%	711,222	-31%
Minority Interest	1,874	1,703	10%	3,847	-51%
Subtotal	493,191	871,955	-43%	715,069	-31%
Total liabilities and Shareholders’ Equity	2,526,280	2,867,551	-12%	2,878,360	-12%

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

Consolidated Cash Flow

	4Q18	4Q17¹	12M18	12M17¹
Net Income (Loss) before taxes	(320,931)	(397,932)	(443,027)	(881,796)
Expenses/revenues that does not impact working capital	203,511	193,567	227,218	481,285
Depreciation and amortization	5,772	6,084	21,290	32,046
Impairment	(35,220)	147,332	(74,689)	136,191
Expense with stock option plan	15	2,066	1,927	4,964
Unrealized interest and fees, net	927	(807)	11,156	46,168
Equity Income	5,069	62,202	15,483	204,863
Provision for guarantee	(474)	3,941	(4,130)	(3,498)
Provision for contingencies	127,668	46,417	172,432	107,848
Profit Sharing provision	(18,545)	3,981	(14,750)	13,375
Provision (reversal) for doubtful accounts	(22,790)	(205,050)	(41,827)	(187,283)
Gain / Loss of financial instruments	-	(28)	(763)	(818)
Impairment losses	112,800	101,953	112,800	101,953
Goodwill write-off AUSA	-	25,476	-	25,476
Stock sale update	28,289	-	28,289	-
Clients	21,332	79,562	(95,740)	260,090
Properties held for sale	132,643	82,661	339,575	346,210
Other accounts receivable	(6,516)	(45)	(15,880)	(9,317)
Prepaid expenses and deferred sales expenses	516	(9)	2,867	(2,987)
Obligations on land purchase and advances from clients	(43,802)	40,037	597	13,137
Taxes and contributions	454	(3,982)	10,846	(5,412)
Suppliers	24,202	8,163	32,732	18,683
Payroll, charges, and provision for bonuses	(9,539)	(5,379)	(6,459)	(14,266)
Other liabilities	59,599	15,052	(3,434)	(20,341)
Related party operations	(2,055)	(4,642)	(14,497)	(27,548)
Taxes paid	(1,014)	(1,159)	(3,348)	(2,832)
Cash provided by/used in operating activities /discontinued operation	-	-	-	51,959
Net cash from operating activities	58,390	5,924	31,450	206,865
Investment Activities	-	-	-	-
Acquisition of properties and equipment	5,432	(2,093)	(12,511)	(20,463)
Capital contribution to parent company	(641)	(3,892)	(4,629)	(2,598)
Redemption of securities, collaterals, and credits	222,333	332,660	1,104,875	1,183,878
Investment in marketable securities and restricted credits	(140,674)	(322,223)	(1,090,796)	(1,079,167)
Cash provided by/used in investment activities / discontinued operation	-	-	-	48,663
Transaction costs from discontinued operation	-	-	-	(9,545)
Receivable of preemptive right exercise ref, Tenda	-	-	-	219,510
Net cash from investment activities	-	105,170	-	105,170
Cash provided by/used in investment activities / discontinued operation	86,450	109,622	(3,061)	445,448
Funding Activities	-	-	-	-
Related party contributions	-	-	-	(1,237)
Addition of loans and financing	34,927	197,565	412,768	453,370
Amortization of loans and financing	(106,785)	(311,130)	(639,409)	(1,032,206)
Assignment of credit receivables, net	-	-	-	21,513
Related Parties Operations	(446)	(581)	(1,289)	5,044
Sale of treasury shares	-	501	715	818
Cash provided by/used in financing activities/ discontinued operation	-	-	-	24,089
Proceeds from sale of treasury shares	(48,163)	-	(48,163)	-
Capital Increase	-	-	167	-
Subscription and payment of common shares	-	-	250,599	-
Net cash from financing activities	(120,467)	(113,645)	(24,612)	(528,609)
Net cash variation for sales operations	-	-	-	(124,711)
Increase (decrease) in cash and cash equivalents	24,373	1,901	3,777	(1,007)
Beginning of the period	7,931	26,626	28,527	29,534
End of the period	32,304	28,527	32,304	28,527
Increase (decrease) in cash and cash equivalents	24,373	1,901	3,777	(1,007)

¹ Resubmitted by adoption of IRFS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 12, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer